   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 30, 1997

                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            OYO GEOSPACE CORPORATION
             (Exact name of registrant as specified in its charter)

              DELAWARE                                 3829                                76-0447780
   (State or other jurisdiction of         (Primary Standard Industrial                 (I.R.S. Employer
   incorporation or organization)           Classification Code Number)                Identification No.)

                              7334 N. GESSNER ROAD
                              HOUSTON, TEXAS 77040
                                 (713) 939-9700
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 GARY D. OWENS
                            OYO GEOSPACE CORPORATION
                              7334 N. GESSNER ROAD
                              HOUSTON, TEXAS 77040
                                 (713) 939-9700
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

                  CHARLES H. STILL                                         T. MARK KELLY
             FULBRIGHT & JAWORSKI L.L.P.                              VINSON & ELKINS L.L.P.
              1301 MCKINNEY, SUITE 5100                               1001 FANNIN, SUITE 2300
              HOUSTON, TEXAS 77010-3095                              HOUSTON, TEXAS 77002-6760
                   (713) 651-5151                                         (713) 758-2222

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                               ---------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                               ---------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

==================================================================================================================
                                                            PROPOSED            PROPOSED
                                         AMOUNT              MAXIMUM             MAXIMUM
TITLE OF EACH CLASS OF                    TO BE          OFFERING PRICE         AGGREGATE           AMOUNT OF
SECURITIES TO BE REGISTERED           REGISTERED(1)       PER SHARE(2)      OFFERING PRICE(2)   REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per
  share...........................      2,300,000            $13.00            $29,900,000           $9,061
==================================================================================================================

(1) Includes 300,000 shares of Common Stock subject to the Underwriters' over-allotment option.

(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457 of the Securities Act of 1933.

                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 30, 1997

PROSPECTUS

                                2,000,000 SHARES

                              [OYO GEOSPACE LOGO]

                                  COMMON STOCK

                            ------------------------

     Of the 2,000,000 shares of common stock, par value $.01 per share (the "Common Stock"), of OYO Geospace Corporation ("OYO Geospace" or the "Company") offered hereby (the "Offering"), 1,000,000 are being sold by the Company and 1,000,000 are being sold by OYO Corporation U.S.A. ("OYO U.S.A." or the "Selling Stockholder"). The Company will not receive any proceeds from the shares of Common Stock sold by the Selling Stockholder. See "Selling Stockholder."

     Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $11 and $13 per share. See "Underwriting." The Company has applied for listing and quotation of the Shares on the Nasdaq National Market under the symbol "OYOG."

      SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=============================================================================================================
                                                                                               PROCEEDS
                                                 UNDERWRITING            PROCEEDS               TO THE
                               PRICE            DISCOUNTS AND             TO THE               SELLING
                             TO PUBLIC          COMMISSIONS(1)          COMPANY(2)          STOCKHOLDER(2)
-------------------------------------------------------------------------------------------------------------
Per Share.............           $                    $                     $                     $
-------------------------------------------------------------------------------------------------------------
Total (3).............           $                    $                     $                     $
=============================================================================================================

(1) The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses payable proportionately by the Company and the Selling Stockholder estimated to be $425,000.

(3) Each of the Company and the Selling Stockholder has granted the Underwriters a 30-day option to purchase up to an additional 150,000 shares of Common Stock (aggregate of 300,000 shares) on the same terms and conditions as set forth above solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the Price to Public, Underwriting Discounts and Commissions, Proceeds to the Company and Proceeds to the Selling
    Stockholder, before deducting expenses, will be $          , $          ,
    $          and $          , respectively. See "Underwriting."

                            ------------------------

     The shares of Common Stock are offered severally by the Underwriters named herein subject to prior sale, when, as and if delivered to and accepted by the Underwriters subject to their right to reject any order in whole or in part, and subject to certain other conditions. It is expected that delivery of the shares of Common Stock will be made at the offices of Rauscher Pierce Refsnes, Inc.,
Dallas, Texas, on or about             , 1997.

RAUSCHER PIERCE REFSNES, INC.
                                                RAYMOND JAMES & ASSOCIATES, INC.

                            ------------------------

               THE DATE OF THIS PROSPECTUS IS             , 1997.

                       (PRODUCT PICTURES TO BE PROVIDED)

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH COMMON STOCK, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus gives effect to a 4,000-for-one exchange of the Common Stock (the "Stock Split"), effected September 30, 1997 in contemplation of the Offering. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. Unless the context indicates otherwise, all references to the "Company" or "OYO Geospace" refer to OYO Geospace Corporation, a Delaware corporation, and its subsidiaries and predecessor entities. Certain seismic and technical terms used in this Prospectus are defined in the "Glossary" appearing elsewhere herein.

                                  THE COMPANY
GENERAL

     OYO Geospace Corporation is a leading designer and manufacturer of instruments and equipment used in the acquisition and processing of seismic data. The Company has been in the seismic instrument and equipment business since 1980, and markets its products primarily to the oil and gas industry worldwide. The Company has grown revenues from $23.1 million for the nine months ended June 30, 1996 to $30.6 million for the nine months ended June 30, 1997 and increased gross profit margins from 40.6% to 45.4% over the comparable period.

     The Company's product lines currently include geophones and hydrophones, seismic leader wire, geophone string connectors, thermal imaging products and small data acquisition systems targeted at niche markets. The Company's products are compatible with most major seismic data acquisition systems currently in use, and sales result primarily from seismic contractors purchasing the Company's products as peripheral components of new data acquisition systems or to replace or upgrade peripheral components of data acquisition systems already in use. The Company believes that its products are among the most technologically advanced instruments and equipment available for seismic data acquisition.

     The Company has recently introduced a line of high resolution, wide format thermal plotters for use in the commercial graphics industry. This product line is an outgrowth of its seismic thermal imaging product line. In addition, OYO Geospace plans to expand its product lines with the commencement of seismic telemetric cable manufacturing in fiscal 1998, and to expand its product lines further through research and development and through selective acquisitions, focusing in the areas of (i) seismic instruments and equipment used in time lapse 3-D seismic data acquisition (the acquisition of 3-D seismic data repeated in the same area over time in order to track fluid movement in a reservoir),
(ii) three-axis seismic data acquisition (the acquisition of seismic data on three axes to determine rock properties and fluid types) and (iii) borehole seismology (the process of generating and/or recording seismic waves in existing well bores).

PRODUCTS

     The Company designs, manufactures and markets geophones and hydrophones. Geophones are seismic sensor devices that detect energy from the earth's subsurface. The Company's GS-20DX geophone historically was the industry standard and is still manufactured and sold by the Company. Since 1992, the Company has introduced the more advanced GS-30CT and GS-32CT geophones, which provide greater geophone-to-geophone uniformity, lower signal distortion and substantially tighter tolerances on key geophone parameters. This improved signal quality allows customers to take full advantage of the capabilities of 24-bit 3-D seismic data acquisition systems. Hydrophones are seismic sensors that respond to changes in pressure associated with a seismic signal and are used to acquire seismic data in water. The Company manufactures a line of hydrophones for use primarily in swamps, rivers, bays and transition zones.

     The Company also designs and manufactures multi-strand seismic leader wire (composed of up to four wire strands) used to connect geophones and hydrophones into configured strings and designs, manufactures and markets geophone string connectors used to connect geophone strings or hydrophone strings to a seismic data collection unit.

     In addition, the Company designs, manufactures and markets two lines of seismic products based on thermal imaging technology: (i) a line of digital field monitors, sometimes referred to in the seismic industry as "field cameras," which are used to display seismic data during the recording process to assure quality control, and (ii) a line of seismic plotters employed in connection with seismic data processing. The Company believes that it is the leading manufacturer of thermal plotters for the seismic industry. As an outgrowth of its seismic thermal imaging product line, the Company has developed wide format 400 dots-per-inch ("dpi") and 600 dpi thermal plotters for use in the commercial graphics industry. Such commercial graphics applications include the newsprint, screen print and corrugated print industries. The Company believes that it is the only manufacturer of wide format 600 dpi thermal plotters for use in commercial graphics applications.

SEISMIC INDUSTRY OVERVIEW

     Seismic data is the principal source of information used by geoscientists to map potential or existing oil and gas bearing formations and the geologic structures that surround them. Seismic data is used primarily in connection with the exploration, development and production of oil and gas. The process of seismic data acquisition is conducted in several stages. First, an energy source imparts seismic waves into the earth, reflections of which are received and measured by geophones and hydrophones. Electrical signals generated by the geophones and hydrophones are then transmitted through leader wire, geophone and hydrophone string connectors and telemetric cable to data collection units, which store information for processing and analysis.

     The Company believes that several important trends have impacted the seismic industry in recent years and will have positive effects on the Company's business. First, the outsourcing of seismic instrument and equipment manufacturing operations by large geophysical contractors has substantially increased the Company's universe of potential customers. Second, one of the primary advancements in the 3-D seismic data acquisition process has been the trend toward larger and higher resolution surveys, requiring large channel counts and resulting in the use of more geophones, hydrophones, leader wire, connectors and telemetric cable. Third, the increased size and expense of seismic surveys has caused a continuing consolidation of geophysical contractors resulting in a number of larger, better capitalized contractors that utilize greater quantities of sophisticated seismic instruments and equipment. Finally, declining computing equipment costs are making 3-D seismic technology available to a larger number of independent oil and gas companies, improving demand for 3-D seismic surveys.

NEW SENIOR MANAGEMENT

     To position OYO Geospace for increased growth, the Company recently hired a new senior management team headed by Gary D. Owens, Chairman of the Board, President and Chief Executive Officer. Prior to joining OYO Geospace in August 1997, Mr. Owens served in various positions with Input/Output, Inc. ("Input/Output"), a leading manufacturer of seismic data acquisition systems and related equipment, from 1977 to May 1997, most recently as President and Chief Executive Officer. Other recent additions to the Company's senior management team include Michael J. Sheen, Vice President and Chief Technical Officer, and Thomas T. McEntire, Chief Financial Officer. Mr. Sheen served in various positions at Input/Output from 1977 to June 1997, most recently as Senior Vice President and Chief Technical Officer. Mr. McEntire served in senior financial positions for APS Holding Corporation, a nationwide distributor of automotive parts and accessories, from 1990 to September 1997, most recently as Financial Controller.

BUSINESS STRATEGY

     The Company's new senior management team has developed a business strategy designed to accelerate the Company's rate of growth. Pursuant to this strategy, the Company will seek to:

      - Significantly Expand Manufacturing Capacity of Existing Products -- The Company plans to commence a 45,000 square foot expansion of one of the Company's Houston-based manufacturing facilities in the first quarter of fiscal 1998. Planned for completion in the third quarter of fiscal 1998, the expansion will significantly increase the Company's geophone and multi-strand leader wire manufacturing capacity.

      - Expand Product Lines -- In fiscal 1998, the Company intends to construct or lease additional facilities to diversify its manufacturing capability to include five-strand leader wire and telemetric cable used in the land and marine seismic data acquisition markets.

      - Increase Research and Development Expenditures -- During fiscal years 1994 through 1996, the Company's research and development expenditures averaged $1.9 million per annum or 6.1% of revenues. Management intends to increase such expenditures gradually in future periods, with an emphasis on the development of new technologies to serve the rapidly emerging markets for time lapse 3-D seismic data acquisition, three-axis seismic data acquisition and borehole seismology surveys.

      - Continue to Develop Non-Seismic Markets for the Company's
        Technologies -- OYO Geospace has committed significant resources to adapt the Company's thermal imaging products for use in commercial graphics applications. Management believes that the development of additional non-seismic applications for its technologies will diversify the Company's revenue base and expose the Company to larger markets.

      - Selectively Pursue Niche Acquisitions -- Management intends to supplement the Company's internal growth through the acquisition of manufacturers of seismic-related products. While the seismic equipment industry has undergone consolidation in recent years, the industry continues to be populated by numerous niche manufacturers, certain of which may become available for acquisition by the Company. However, OYO Geospace is not presently in discussions with any potential acquisition candidates, and no assurances can be made that any acquisitions will be available to the Company on attractive terms.

                               THE PARENT COMPANY

     The Company currently is a wholly-owned indirect subsidiary of OYO Corporation, a Japanese public company ("OYO Japan") established in 1957 and engaged in the business of providing geo-engineering and consulting services primarily for geological analysis of the earth's subsurface for construction projects. The Company has historically benefited from its relationship with OYO Japan through financial support, a favorable supply contract and shared technological resources. The Company expects the supply contract and, to the extent relevant, shared technology with OYO Japan to continue upon consummation of the Offering; however, the Company anticipates that it will not rely on OYO Japan for financial support. Upon completion of the Offering, OYO Japan will own indirectly approximately 59% of the outstanding Common Stock through its wholly-owned subsidiary, OYO U.S.A.

     The Company's principal executive offices are located at 7334 North Gessner Road, Houston, Texas 77040, and its telephone number is (713) 939-9700.

                                  THE OFFERING

Common Stock offered by the
Company.............................     1,000,000 shares

Common Stock offered by Selling
  Stockholder(1)....................     1,000,000 shares

Common Stock to be outstanding after
the Offering(2).....................     5,050,000 shares

Use of proceeds.....................     To expand the Company's manufacturing
                                         facilities and for general corporate
                                         purposes.

Proposed Nasdaq National Market
Symbol..............................     OYOG
---------------

(1) The Company will not receive any proceeds from the sale of Common Stock by OYO U.S.A. See "Selling Stockholder."

(2) Assumes an aggregate of 50,000 shares of restricted stock to be granted to certain key employees in connection with the Offering pursuant to the Company's 1997 Key Employee Stock Option Plan. The actual number of such shares has not been determined but will be determined prior to the commencement of the Offering. Does not include an aggregate of 450,000 additional shares reserved for issuance pursuant to that plan and the Company's 1997 Non-Employee Director Stock Plan. See "Management -- Key Employee Stock Option Plan."

                             SUMMARY FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                       NINE MONTHS ENDED
                                                          YEAR ENDED SEPTEMBER 30,         JUNE 30,
                                                         ---------------------------   -----------------
                                                          1994      1995      1996      1996      1997
                                                         -------   -------   -------   -------   -------
STATEMENT OF OPERATIONS DATA:
Sales..................................................  $29,072   $32,615   $30,878   $23,094   $30,572
Cost of sales..........................................   15,690    18,909    17,278    13,730    16,706
                                                         -------   -------   -------   -------   -------
Gross profit...........................................   13,382    13,706    13,600     9,364    13,866
Operating expenses:
  Selling, general and administrative..................    6,035     5,854     6,729     4,984     6,349
  Research and development.............................    1,697     1,988     1,959     1,400     1,521
  Bad debt expense(1)..................................       73     1,013     2,860     2,427       118
  Write-down of investment in foreign joint venture....    1,712        --        --        --        --
                                                         -------   -------   -------   -------   -------
Total operating expenses...............................    9,517     8,855    11,548     8,811     7,988
                                                         -------   -------   -------   -------   -------
Income from operations.................................    3,865     4,851     2,052       553     5,878
Other income (expense), net............................      (95)     (931)     (466)     (506)     (114)
                                                         -------   -------   -------   -------   -------
Income before income taxes.............................    3,770     3,920     1,586        47     5,764
Provision for income taxes.............................    1,487     1,579       577        19     2,317
                                                         -------   -------   -------   -------   -------
Net income.............................................  $ 2,283   $ 2,341   $ 1,009   $    28   $ 3,447
                                                         =======   =======   =======   =======   =======
Income per share.......................................  $   .57   $   .59   $   .25   $   .01   $   .86
                                                         =======   =======   =======   =======   =======
Weighted average shares outstanding as restated for
  stock split..........................................    4,000     4,000     4,000     4,000     4,000
OTHER FINANCIAL DATA:
Depreciation and amortization..........................  $ 1,009   $   891   $ 1,025   $   781   $ 1,124
EBITDA(2)..............................................    5,167     5,263     3,013     1,112     7,331
Capital expenditures...................................    1,470     1,391     2,063     1,852     2,709

                                                                         AS OF JUNE 30, 1997
                                                              ------------------------------------------
                                                                                PRO        PRO FORMA AS
                                                              HISTORICAL      FORMA(3)    ADJUSTED(3)(4)
                                                              ----------      --------    --------------
BALANCE SHEET DATA:
Working capital.............................................   $14,282        $17,726        $28,674
Total assets................................................    32,320         32,672         41,795
Short-term debt, including current portion of long-term
  debt......................................................     3,097          1,825             --
Long-term debt..............................................     7,245             --             --
Stockholder's equity........................................    14,086         25,127         36,075

---------------

(1) Includes $2,834 in the year ended September 30, 1996 and in the nine months ended June 30, 1996, reflecting a provision for loss on notes receivable from Grant Geophysical, Inc. ("Grant"), thereby reducing the carrying balance of such notes to zero. The total amount of indebtedness on such notes as of September 26, 1997, including accrued interest, was $6,759. On September 26, 1997, the Company received $6,164 in conjunction with such notes and related interest income, resulting in a recovery, net of $965 in purchase credit concessions, of $5,199. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Notes 4 and 16 to the Notes to the Financial Statements contained elsewhere in this Prospectus.

(2) EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. EBITDA is not a measure of cash flow as determined by generally accepted accounting principles ("GAAP"). EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with GAAP or as an indicator of the Company's operating performance or liquidity.

(3) Reflects the receipt of amounts in respect of the notes from Grant described in note (1). Also reflects the settlement of certain transactions with OYO U.S.A. and affiliates of OYO Japan consisting of (i) the contribution to equity by OYO U.S.A. of $4,447 of amounts owed by the Company, and a cash contribution of $676 by OYO U.S.A. The payment by the Company of long-term indebtedness to OYO U.S.A. totaling $7,532, (iii) the collection by the Company of a $2,799 receivable from OYO U.S.A. (classified on the consolidated balance sheet as a reduction of stockholder's equity) and (iv) incremental borrowings by the Company to fund the net cash transactions referred to above.

(4) As adjusted to reflect the Offering and the application of the net proceeds therefrom (based on an assumed initial public offering price of $12 per share) and the issuance of 50 shares of restricted stock pursuant to the Company's 1997 Key Employee Stock Option Plan.

                                  RISK FACTORS

     Prospective purchasers of the Common Stock offered hereby should consider carefully the following factors in evaluating an investment in the Common Stock. Statements made in this Prospectus that are not historical facts are forward-looking statements. Such statements include those relating to the Company's future plans and expected events, outcomes and results. Although the Company believes it has a reasonable basis for each such statement, such statements are by their nature subject to risks and uncertainties, including those described below, and the Company cannot and does not provide any assurance as to such plans or expected events, outcomes or results. Prospective purchasers should therefore exercise caution in making an investment decision.

VOLATILITY OF OIL AND GAS EXPLORATION ACTIVITY

     Demand for the Company's products is dependent primarily upon the level of worldwide oil and gas exploration activity. That activity, in turn, is dependent primarily upon prevailing oil and gas prices. Historically, the markets for oil and gas have been volatile, and such markets are likely to continue to be volatile. Oil and gas prices are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond the control of the Company. These factors include the level of consumer product demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels, political conditions in the Middle East, the foreign supply of oil and gas, the price of foreign imports and overall economic conditions. It is impossible to predict future oil and gas price movements with certainty. Accordingly, no assurance can be given as to the level of future demand for the Company's products. See "Business -- Seismic Industry Overview."

TECHNOLOGICAL EVOLUTION AND PRODUCT OBSOLESCENCE

     The markets for seismic instruments and equipment are characterized by continual and rapid technological developments that have resulted in, and will likely continue to result in, substantial improvements in product function and performance. The Company believes that its future success is dependent upon its ability to continue to (i) improve its existing product lines, (ii) address the increasingly sophisticated needs of its customers, (iii) maintain a reputation for technological leadership and (iv) maintain market acceptance. The Company also believes that its success will depend on its ability to anticipate changes in technology and industry standards and to respond to technological developments on a timely basis, either internally or through strategic alliances. Current competitors or new market entrants may develop new technologies, products or standards that could render the Company's products obsolete. There can be no assurance that the Company will be successful in developing and marketing, on a timely and cost effective basis, product enhancements or new products that respond to technological developments, that are accepted in the marketplace or that comply with industry standards.

COMPETITION

     The markets for the Company's products are highly competitive and characterized by continual and rapid changes in technology. Many of the Company's existing and potential competitors have substantially greater marketing, financial and technical resources than the Company. Additionally, one of the Company's competitors currently offers a broader range of seismic instruments and equipment for sale and markets this equipment as a "packaged" data acquisition system. The Company does not now offer for sale such a complete "packaged" data acquisition system. Further, certain of the Company's competitors offer financing arrangements to customers on terms that the Company may not be able to match. In addition, new competitors may enter the market and competition could intensify. For example, a former joint venture partner of the Company in the People's Republic of China is capable of manufacturing a geophone similar to the Company's older model geophone, the GS-20DX, and, since such venture has now been terminated by mutual agreement, may attempt to market such geophone outside of China and in competition with the Company. There can be no assurance that sales of the Company's products will continue at current volumes or prices if its current competitors or new market entrants introduce new products with better features, performance, price or other characteristics than the Company's products. Competitive pressures or other factors also may result in significant price competition that could have a material adverse effect on the Company's results of operations. See "Business -- Products and Competition."

LIMITATIONS ON PRODUCTION CAPACITY; INCREASED DELIVERY TIMES

     The Company's production capacity and ability to fill orders for its products timely is limited by its equipment, the size of its production facilities and its human resources. These resources are in turn restricted by the availability of the capital and time required to increase capacity, particularly to construct or build out additional facilities. Although the Company strives to fill orders for its products within 60 days of the date they are received, in recent months the Company has taken 90 days or longer to deliver on certain orders due to its limited capacity to meet an increased number and size of orders. There can be no assurance that the Company will have sufficient capital and resources to expand its production capacity and return its delivery times to levels it considers appropriate. Further, the Company's current increased delivery times may result in a loss of the Company's customers. Finally, if the Company is able to increase its production capacity, there can be no assurance that demand for its products will remain sufficiently high for it to realize an appropriate return on the capital expended to increase capacity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

LIMITED MARKET AND CUSTOMER CONCENTRATION

     The Company markets its products to seismic contractors and large, independent and government-owned oil and gas companies. The Company estimates, based on published industry sources, that fewer than 100 seismic contracting companies are currently operating worldwide (excluding those operating in Russia and the former Soviet Union, India, the People's Republic of China and certain Eastern European countries, where seismic data acquisition activity is difficult to verify). Partly as a result of these market factors, a relatively small number of customers has accounted for most of the Company's sales. The loss of certain customers would be material to the Company's sales. See
"Business -- Products and Competition" and "Business -- Markets and Customers."

FLUCTUATIONS IN QUARTERLY PERFORMANCE

     Historically, the rate of new orders for the Company's products has varied substantially from quarter to quarter. Moreover, the Company typically operates and expects to continue to operate on the basis of orders in hand for its products before commencing substantial manufacturing "runs"; hence the timing of orders can significantly impact the operating results and cash flow for any quarter and can further adversely impact the Company's manufacturing capability and expense levels. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

CREDIT RISKS OF CUSTOMER FINANCING

     The Company has in the past incurred significant write-offs in its accounts receivables due to customer credit problems. The Company is subject to special credit risks as to certain of its customers, as the Company has found it necessary from time to time to extend trade credit to long-term customers and others where some risks of nonpayment or late payment exist. There can be no assurances that sufficient aggregate amounts of uncollectible receivables and bad debt write-offs will not have a material adverse effect on the Company's results of operations in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Business -- Markets and Customers" and Note 4 of Notes to Consolidated Financial Statements.

UNCERTAINTY OF PATENT PROTECTION

     The Company has applied for and holds certain patents relating to its seismic data acquisition and other products. There is no assurance that the Company's patents will prove enforceable, that any patents will be issued for which application has been made or that competitors will not develop functionally similar technology outside the protection of any patents the Company has or may obtain. See "Business -- Intellectual Property."

RISKS AND DIFFICULTIES OF FOREIGN MARKETING

     The Company's sales to foreign customers (excluding sales in Canada, which are made in Canadian dollars) accounted for approximately 26% and 19%, respectively, of the Company's net sales during fiscal 1996 and for the nine months ended June 30, 1997. Substantially all of the Company's sales are made in U.S. dollars, but from time to time the Company may make sales in foreign currencies and may, therefore, be subject to foreign currency fluctuations on its sales. In addition, net assets reflected on the balance sheet of the Company's Canadian subsidiary are subject to currency fluctuations. Foreign sales are subject to special risks inherent in doing business outside of the United States, including the risk of war, civil disturbances, embargo and government activities, all of which may disrupt markets. Foreign sales are also generally subject to the risk of compliance with additional laws, including tariff regulations and import and export restrictions. Sales in certain foreign countries require prior United States government approval in the form of an export license. There can be no assurance that the Company will not experience difficulties in connection with future export sales.

RELIANCE ON SINGLE SUPPLIER AS TO ONE PRODUCT AND ON OTHER VENDORS

     Most of the Company's products incorporate certain products or technology supplied in part by third parties. To the extent the Company experiences any significant supply or quality control problems with its vendors, such problems could have a significant adverse effect on the Company's ability to meet future production and sales commitments.

     Currently, a single Japanese company is the sole supplier of a key component of the Company's line of wide-body thermal plotters. If the Company were unable to obtain adequate supplies of these components from this supplier, the Company could experience delays or reductions in production and increased expenses while the Company redesigns its thermal plotters, all of which could have an adverse effect on the financial performance of the Company. If the Company were unable to identify an alternative source to this supplier or to redesign its thermal plotter to utilize a different component without diminution in product performance, the Company's ability to compete in the wide-body thermal plotter market could be significantly affected. In addition, payments to the Japanese supplier for the component are required to be made in Japanese yen. Accordingly, there exists some risk of foreign currency fluctuation, which could increase the cost to the Company of the component. For the foreseeable future, the aggregate amount of such purchases are expected to be approximately $3.0 million per year. See "Business -- Suppliers" and "Relationship with OYO Japan and Related Transactions."

FUTURE UNAVAILABILITY OF HISTORICAL SOURCES OF FINANCING

     Prior to the Offering, the Company has been operated as an indirect wholly-owned subsidiary of OYO Japan and has relied on the financial support of OYO Japan to assist in financing its acquisitions and operations. After the Offering it is anticipated that the Company will not rely on OYO Japan for financial support. No assurance can be given that additional financing will not be required or that, if required, it will be available to the Company on economically acceptable terms. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

CONTROL BY PRINCIPAL STOCKHOLDER

     Upon completion of the Offering, OYO Japan will own indirectly in the aggregate approximately 59% of the outstanding Common Stock (55% if the Underwriters' over-allotment option is exercised in full). Accordingly, OYO Japan, through its wholly-owned subsidiary OYO U.S.A., will be able to elect all of the directors of the Company and to control the Company's management, operations and affairs. See "Security Ownership of Management and Principal Stockholder." The Company currently has, and will continue to have, a variety of contractual relationships with OYO Japan and its affiliates. See "Relationship With OYO Japan and Related Transactions."

UNCERTAINTY OF ACQUISITION STRATEGY

     The Company anticipates that it will selectively pursue acquisitions of manufacturers of seismic-related products. Nevertheless, there can be no assurance that attractive acquisitions will be available to the Company at reasonable prices or that any completed acquisition will ultimately prove to be a successful undertaking by the Company.

DEPENDENCE UPON KEY PERSONNEL

     The Company believes that its success is dependent upon attracting and retaining highly skilled professionals. A number of the Company's employees are highly skilled engineers and other professionals, and the failure of the Company to continue to attract and retain such professionals could adversely affect the Company's continued ability to compete in the industry. In addition, the Company believes that its success will depend to a significant extent upon the abilities and efforts of several new members of its senior management who joined the Company subsequent to August 1997, one of whom is the President and Chief Executive Officer of the Company. See "Management."

HISTORICAL ABSENCE OF PUBLIC MARKET

     Prior to the Offering, there has been no public market for the Common Stock. Although application has been made for inclusion of the Common Stock on the Nasdaq National Market, there can be no assurance that an active trading market will develop, or, if developed, will continue upon completion of the Offering. The initial public offering price of the Common Stock will be determined by negotiations between the Company and the Underwriters and may not be indicative of the market price of the Common Stock after the Offering. For a discussion of the factors to be considered in determining the initial public offering price, see "Underwriting." The market price of the Common Stock could be subject to significant fluctuations in response to variations in quarterly and yearly operating results, the success of the Company's business strategy, general trends in the oil and gas industry, competition, product obsolescence, changes in federal regulations affecting the Company or the oil and gas industry and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of affected companies. These broad fluctuations may adversely affect the market price of the Common Stock.

ANTI-TAKEOVER PROVISIONS

     OYO Geospace's Restated Certificate of Incorporation and Bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board of Directors rather than pursue non-negotiated takeover attempts. These provisions may have the effect of delaying, deferring or preventing a change in control of the Company whether or not such person chooses to negotiate with the Board of Directors and may adversely affect the market price of the Common Stock. The provisions include authorized blank check preferred stock, the denial of the use of written consents, a classified Board of Directors and restrictions on removal of directors. See "Description of Capital Stock."

POTENTIAL ADVERSE EFFECT ON MARKET PRICE OF SHARES ELIGIBLE FOR FUTURE SALE

     Immediately following the Offering, 5,050,000 shares of Common Stock will be outstanding (5,200,000 shares if the Underwriters' over-allotment option is exercised in full). In addition, an aggregate of 450,000 unissued shares have been reserved for issuance pursuant to the Company's 1997 Key Employee Stock Option Plan and 1997 Non-Employee Director Stock Plan. The Company intends to register the shares issuable under these plans pursuant to the Securities Act. The 2,000,000 shares of Common Stock offered hereby, together with any shares issued upon exercise of the Underwriters' over-allotment option or under the

Company's stock plans, will be eligible for resale in the public market without restriction under the Securities Act, except to the extent that those shares are acquired by affiliates of the Company. All of the remaining outstanding shares of Common Stock will be subject to resale in accordance with Rule 144 under the Securities Act. Sales of a substantial number of shares of Common Stock may adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale" and "Underwriting."

DILUTION

     A purchaser of Common Stock in the Offering will experience an immediate and substantial dilution in the net tangible book value of its shares. See "Dilution."

DIVIDENDS

     The Company expects to retain cash generated from operations to support its cash needs and does not anticipate the payment of any dividends on the Common Stock for the foreseeable future. See "Dividend Policy."

                                  THE COMPANY

HISTORY

     OYO Japan first entered the North American market in 1980 with a start-up geophone manufacturing business. Beginning in 1983, OYO Japan's North American operations were conducted through a wholly-owned holding company, OYO U.S.A. In 1986, OYO U.S.A. acquired the geophone and hydrophone operations of AMF Geo Space Corporation, a leading U.S. manufacturer of geophones. In 1988, these acquired operations and the Company's separate geophone operations were merged to form what is now Geo Space Corporation ("Geo Space"), a wholly-owned subsidiary of the Company. Geo Space currently manufactures geophones and hydrophones and related accessories such as geophone cases. OYO U.S.A. also acquired from AMF in 1986 the nucleus of what is currently OYO Instruments, Inc. ("OYO Instruments"), another wholly-owned subsidiary of the Company. At the time of its acquisition, OYO Instruments produced a single thermal plotter line. In addition to an expanded line of thermal plotters, OYO Instruments also currently manufactures and distributes other thermal display instruments, such as digital field monitors and small data acquisition systems, and a line of high resolution wide format thermal plotters for use in commercial graphics applications. In 1988, OYO U.S.A. acquired Houston Geophysical Products, Inc. ("HGPI"), a leading manufacturer and distributor of geophone string connectors.

     The Company was incorporated on September 27, 1994. The Company was organized upon the contribution to it of all the outstanding shares of stock of the subsidiaries of OYO U.S.A. that were engaged in seismic instrument and equipment businesses and certain related assets and liabilities. In contemplation of the Offering, the Company has recently undergone an internal corporate restructuring to more fully separate itself from OYO Japan and OYO U.S.A. See "Relationship with OYO Japan and Related Transactions." In preparing its capital structure for the Offering, the Company effected the Stock Split. References to "the Company" in this Prospectus relate to the business now carried on by the Company and its subsidiaries and previously carried on by their predecessors. The Company's principal executive offices are located at 7334 North Gessner Road, Houston, Texas 77040, and its telephone number is (713) 939-9700.

OYO JAPAN

     OYO Japan is principally engaged in providing geo-engineering and consulting services in Japan and the Far East in connection with construction projects. OYO Japan provides soil investigation, foundation investigation and other engineering services, primarily in connection with the protection of structures and facilities from earthquake damage or damage resulting from underground soil conditions. See "Relationship With OYO Japan and Related Transactions." As a result of the Offering, the Company will operate independently of OYO Japan.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,000,000 shares of Common Stock offered by the Company are estimated to be approximately $10.9 million (approximately $12.6 million if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $12 per share and after deducting the underwriting discounts and estimated expenses payable by the Company.

     The Company intends to use an aggregate of approximately $3.0 million of the net proceeds to fund a planned expansion of its primary manufacturing facility. The Company intends to use the remainder of the net proceeds for general corporate purposes.

     Pending the application of the net proceeds from the Offering, the Company will invest the net proceeds in investment-grade, short-term, interest-bearing securities.

                                DIVIDEND POLICY

     The Company has not paid cash dividends since its formation and does not anticipate that cash dividends will be paid in the foreseeable future since the Company presently intends to retain any future earnings to finance the expansion and continuing development of its business. The declaration and payment in the future of any cash dividends will be at the election of the Company's Board of Directors and will depend upon the earnings, capital requirements and financial position of the Company, future loan covenants, general economic conditions and other pertinent factors.

                                    DILUTION

     The pro forma net tangible book value of the Company at June 30, 1997, was $24.1 million, or $6.03 per share of Common Stock, after giving effect to a recent internal corporate reorganization and the receipt of amounts in respect of an outstanding fully-reserved note receivable. After giving effect to the sale by the Company of 1,000,000 of the Shares (at an assumed initial public offering price of $12 per share and after deducting the underwriting discounts and estimated offering expenses payable by the Company and the Selling Stockholder) and the issuance of 50,000 restricted shares of Common Stock pursuant to the Company's 1997 Key Employee Stock Option Plan, the pro forma net tangible book value at such date would have been $35.1 million, or $6.94 per share of Common Stock. This represents an immediate increase in net tangible book value of $0.91 per share to OYO U.S.A. and an immediate dilution of $5.06 per share to investors purchasing shares in the Offering.

     The following table illustrates this dilution per share of Common Stock to investors purchasing shares in the Offering:

Initial public offering price per share.....................               $12.00
  Pro forma net tangible book value per share as of June 30,
     1997...................................................   $6.03
  Increase per share attributable to the sale of shares
     offered hereby.........................................     .91
                                                               -----
Pro forma net tangible book value per share after the
  Offering..................................................                 6.94
                                                                           ------
Dilution in net tangible book value per share to New
  Investors.................................................               $ 5.06
                                                                           ======

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1997, pro forma to give effect to recent transactions occurring subsequent to June 30, 1997, and as adjusted to reflect transactions as indicated. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements (including the Notes thereto) included elsewhere in this Prospectus.

                                                                      AS OF JUNE 30, 1997
                                                          -------------------------------------------
                                                                                            PRO
                                                                                          FORMA AS
                                                          HISTORICAL    PRO FORMA(1)   ADJUSTED(1)(2)
                                                          ----------    ------------   --------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Long-term debt, including current portion...............   $10,342        $ 1,825         $    --
Stockholder's equity:
  Common stock, $.01 par value, 20,000 shares
     authorized, 4,000 shares issued and outstanding
     (5,050 issued and outstanding as adjusted).........        40             40              51
  Preferred stock, 1,000 shares authorized, no shares
     issued and outstanding.............................        --             --              --
  Additional paid-in capital............................     4,687          9,810          21,347
  Retained earnings.....................................    12,379         15,498          15,498
  Receivable from Parent................................    (2,799)            --              --
  Cumulative foreign currency translation...............      (221)          (221)           (221)
  Restricted stock awards...............................        --             --            (600)
                                                           -------        -------         -------
          Total stockholder's equity....................    14,086         25,127          36,075
                                                           -------        -------         -------
          Total capitalization..........................   $24,428        $26,952         $36,075
                                                           =======        =======         =======

---------------

(1) Reflects the receipt of amounts in respect of fully-reserved notes receivable from Grant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Notes 4 and 16 to the Notes to the Financial Statements included elsewhere in this Prospectus. Also reflects the settlement of certain transactions with OYO U.S.A. and affiliates of OYO Japan consisting of (i) the contribution to equity by OYO U.S.A. of $4,447 of amounts owed by the Company and a cash contribution by OYO U.S.A. of $676, (ii) the payment by the Company of long-term indebtedness to OYO U.S.A. totaling $7,532,
    (iii) the collection by the Company of a $2,799 receivable from OYO U.S.A. (classified on the consolidated balance sheet as a reduction of stockholder's equity) and (iv) incremental borrowings by the Company to fund the net cash transactions referred to above.

(2) As adjusted to reflect the Offering and the application of the net proceeds therefrom (based on an assumed initial public offering price of $12 per share) and the issuance of 50,000 shares of restricted stock pursuant to the Company's 1997 Key Employee Stock Option Plan.

                            SELECTED FINANCIAL DATA

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following selected consolidated financial data for each of the years in the three-year period ended September 30, 1996 have been derived from audited financial statements of the Company. The Statement of Operations Data for the years ended September 30, 1994, 1995 and 1996 and the Balance Sheet as of September 30, 1995 and 1996 were derived from the Company's audited Consolidated Financial Statements appearing elsewhere in this Prospectus. The selected consolidated financial data shown below as of September 30, 1992 and 1993, and for the years then ended, and as of June 30, 1996 and 1997, and for the nine months then ended, are derived from unaudited Consolidated Financial Statements of the Company. In the opinion of management of the Company, such unaudited financial information includes all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company's results of operations for the periods then ended and the Company's financial position as of such dates. Operating results for the nine-month period ended June 30, 1997 are not necessarily indicative of results for the entire year. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and the related Notes thereto included elsewhere in this Prospectus.

                                                                                                NINE MONTHS
                                                      YEAR ENDED SEPTEMBER 30,                ENDED JUNE 30,
                                           -----------------------------------------------   -----------------
                                            1992      1993      1994      1995      1996      1996      1997
                                           -------   -------   -------   -------   -------   -------   -------
STATEMENT OF OPERATIONS DATA:
Sales....................................  $20,361   $18,649   $29,072   $32,615   $30,878   $23,094   $30,572
Cost of sales............................   13,249    12,787    15,690    18,909    17,278    13,730    16,706
                                           -------   -------   -------   -------   -------   -------   -------
Gross profit.............................    7,112     5,862    13,382    13,706    13,600     9,364    13,866
Operating expenses:
  Selling, general and administrative....    5,056     5,179     6,035     5,854     6,729     4,984     6,349
  Research and development...............    1,381     1,582     1,697     1,988     1,959     1,400     1,521
  Bad debt expense(1)....................    1,500        --        73     1,013     2,860     2,427       118
  Write-down of investment in foreign
    joint venture........................       --        --     1,712        --        --        --        --
                                           -------   -------   -------   -------   -------   -------   -------
         Total operating expenses........    7,937     6,761     9,517     8,855    11,548     8,811     7,988
                                           -------   -------   -------   -------   -------   -------   -------
Income (loss) from operations............     (825)     (899)    3,865     4,851     2,052       553     5,878
Other income (expense), net..............     (212)     (300)      (95)     (931)     (466)     (506)     (114)
                                           -------   -------   -------   -------   -------   -------   -------
Income (loss) before income taxes........   (1,037)   (1,199)    3,770     3,920     1,586        47     5,764
Provision (benefit) for income taxes.....     (543)     (398)    1,487     1,579       577        19     2,317
                                           -------   -------   -------   -------   -------   -------   -------
Net income (loss)........................  $  (494)  $  (801)  $ 2,283   $ 2,341   $ 1,009   $    28   $ 3,447
                                           =======   =======   =======   =======   =======   =======   =======
Income (loss) per share..................  $  (.12)  $  (.19)  $   .57   $   .59   $   .25   $   .01   $   .86
                                           =======   =======   =======   =======   =======   =======   =======
Weighted average shares outstanding as
  restated for stock split...............    4,000     4,000     4,000     4,000     4,000     4,000     4,000

                                                             AS OF SEPTEMBER 30,                    AS OF JUNE 30,
                                               ------------------------------------------------   ------------------
                                                1992      1993      1994      1995       1996      1996       1997
                                               -------   -------   -------   -------   --------   -------   --------
BALANCE SHEET DATA:
Working capital..............................  $ 8,912   $ 8,883   $ 6,099   $ 9,266   $ 10,718   $ 9,939   $ 14,282
Total assets.................................   19,090    19,373    19,208    24,259     26,272    19,168     32,320
Short-term debt, including current portion of
  long-term debt.............................    1,188     1,187     2,779     2,932      3,124     2,097      3,097
Long-term debt...............................    9,989     8,799     8,140     7,818      7,919     7,532      7,245
Stockholder's equity.........................    7,205     6,742     3,399     6,241      8,628     7,780     14,086

---------------

(1) Includes $1,500 in the year ended September 30, 1992 and $2,834 in each of the year ended September 30, 1996 and the nine months ended June 30, 1996, reflecting a provision for loss on notes receivable from Grant, thereby reducing the carrying balance of such notes to zero. The total amount of indebtedness on such notes as of September 26, 1997, including accrued interest, was $6,759. On September 26, 1997, the Company received $6,164 in conjunction with such notes and related interest income, resulting in a recovery, net of $965 in purchase credit concessions, of $5,199. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Notes 4 and 16 to the Notes to the Financial Statements contained elsewhere in this Prospectus.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following analysis of the financial condition and results of operations of the Company should be read in conjunction with the Financial Statements and Notes related thereto included elsewhere in this Prospectus.

OVERVIEW

     In recent years, the seismic equipment industry has undergone change as a result of an increasing reliance by seismic contractors on 3-D data acquisition systems with greater channel capacity. Because each channel of data requires at least one geophone string to provide the input signal, the shift to larger channel 3-D data acquisition systems has resulted in an increase in demand for geophones, hydrophones, leader wire, geophone string connectors and telemetric cable. The trend toward the use of seismic data acquisition systems with greater channel capacity, coupled with higher seismic acquisition activity levels, has also stimulated demand for the Company's other seismic related products.

     The Company has recently developed and introduced new products for both the seismic industry and for other applications that have contributed to increased revenues.

RESULTS OF OPERATIONS

     The following table sets forth for fiscal 1994, 1995 and 1996, and for the nine months ended June 30, 1996 and 1997, the percentage of certain income statement items to total sales:

                                                   PERCENTAGE OF TOTAL SALES
                                      ---------------------------------------------------
                                                                       NINE MONTHS ENDED
                                       YEAR ENDED SEPTEMBER 30,             JUNE 30,
                                      ---------------------------      ------------------
                                      1994       1995       1996        1996        1997
                                      -----      -----      -----      ------      ------
Sales..............................   100.0%     100.0%     100.0%      100.0%      100.0%
Cost of sales......................    54.0       58.0       56.0        59.4        54.6
Gross profit.......................    46.0       42.0       44.0        40.6        45.4
Selling, general and
  administrative...................    20.7       17.9       21.8        21.6        20.8
Research and development...........     5.8        6.1        6.3         6.1         5.0
Bad debt expense...................     0.3        3.1        9.3        10.5         0.4
Write-down of investment in foreign
  joint venture....................     5.9          -          -           -           -
Income from operations.............    13.3       14.9        6.6         2.4        19.2
Other income (expense), net........    (0.3)      (2.9)      (1.5)       (2.2)       (0.4)
Income before income taxes.........    13.0       12.0        5.1         0.2        18.8
Provision for income taxes.........     5.1        4.8        1.8         0.1         7.5
Net income.........................     7.9        7.2        3.3         0.1        11.3

  Nine Months Ended June 30, 1997 Compared to Nine Months Ended June 30, 1996.

     Sales for the first nine months of fiscal 1997 were $30.6 million, an increase of $7.5 million, or 32.4%, from $23.1 million in the first nine months of fiscal 1996. The increase in sales was attributable primarily to increased demand for the Company's products.

     Cost of sales for the first nine months of fiscal 1997 was $16.7 million, an increase of $3.0 million, or 21.7%, from $13.7 million in the first nine months of fiscal 1996. Cost of sales decreased as a percentage of total revenues to 54.6% in the first nine months of fiscal 1996 from 59.4% in the first nine months of fiscal 1997. Such percentage decrease is the result of sales price increases and favorable manufacturing cost variances caused by increases in industry-wide demand for the Company's products.

     Operating expenses for the first nine months of fiscal 1997 were $8.0 million, a decrease of $0.8 million, or 9.3%, from $8.8 million in the first nine months of fiscal 1996. Operating expenses decreased as a percentage of total revenues to 26.2% in the first nine months of fiscal 1997 from 38.2% in the first nine months of fiscal 1996. Selling, general and administrative expenses for the first nine months of fiscal 1997 were $6.3 million, an increase of $1.3 million, or 27.4%, from $5.0 million in the first nine months of fiscal 1996. Selling, general and administrative expenses decreased as a percentage of total revenue to 20.8% in the first nine months of fiscal 1997 from 21.6% in the first nine months of fiscal 1996, principally reflecting the impact of high sales volume and the leveraging of certain fixed expenses. Research and development expenses for the first nine months of fiscal 1997 were $1.5 million, an increase of $0.1 million, or 8.6%, from $1.4 million in the first nine months of fiscal 1996. Research and development expenses decreased as a percentage of total revenues to 5.0% in the first nine months of fiscal 1997 from 6.1% in the first nine months of 1996, principally reflecting an increase in research and development expenses relating to the Company's geophone products. Bad debt expense for the first nine months of fiscal 1997 was $0.1 million, a decrease of $2.3 million from the comparable 1996 period. The 1996 bad debt expense principally reflects the bankruptcy of a single customer in 1996.

     The Company's effective tax rate for the nine months ended June 30, 1997 was 40.2% compared to 40.4% for the first nine months of fiscal 1996. Such decrease represents lower state income taxes (as a percentage of total taxes) in 1997.

  Year Ended September 30, 1996 Compared to Year Ended September 30, 1995.

     Sales for fiscal 1996 were $30.9 million, a decrease of $1.7 million, or 5.3% from $32.6 million in fiscal 1995. The decrease was attributable to reduced demand for the Company's thermal imaging and geophone connector products.

     Cost of sales for fiscal 1996 were $17.3 million, a decrease of $1.6 million, or 8.6%, from $18.9 million in fiscal 1995. Cost of sales decreased as a percentage of total revenues to 56.0% in 1996 from 58.0% in 1995, principally attributable to increased prices on geophone and thermal imaging product lines.

     Operating expenses for fiscal 1996 were $11.5 million, an increase of $2.7 million, or 30.4%, from $8.9 million in fiscal 1995. Operating expenses increased as a percentage of total revenues to 37.4% in 1996 from 27.1% in 1995. Selling, general and administrative expenses for fiscal 1996 were $6.7 million, an increase of $0.9 million, or 14.9%, from $5.9 million in fiscal 1995. Selling, general and administrative expenses increased as a percentage of total revenue to 21.8% in 1996 from 17.9% in 1995, principally reflecting lower sales volume and higher incentive compensation expenses. Research and development expenses for fiscal 1996 were $2.0 million, a decrease of 1.5%, from $2.0 million in fiscal 1995. Decreases in research and development expenses relate principally to the thermal imaging product line. Bad debt expense for fiscal 1996 was $2.9 million, an increase of $1.9 million, or 182.3% from $1.0 million in fiscal 1995. Such increase is principally the result of a single customer declaring bankruptcy in fiscal 1996.

     The Company's effective tax rate in fiscal 1996 was 36.4% compared to 40.3% in fiscal 1995. The decrease in the effective tax rate principally relates to adjustments to deferred tax assets relating to temporary differences in the recognition of certain state income tax deductions.

  Year Ended September 30, 1995 Compared to Year Ended September 30, 1994.

     Sales for fiscal 1995 were $32.6 million, an increase of $3.5 million, or 12.2%, from $29.1 million in fiscal 1994. The increase in sales was attributable principally to increased sales of geophones, particularly the Company's model GS-30CT geophone. While selling prices of geophones remained essentially constant during this period, unit sales increased, reflecting both a growing geophone market during the period and, in the Company's estimate, increased market share.

     Cost of sales for fiscal 1995 was $18.9 million, an increase of $3.2 million, or 20.5%, from $15.7 million in fiscal 1994. Cost of sales increased as a percentage of total revenues to 58.0% in 1995 from 54.0% in 1994. Such increase in cost of sales as a percentage of total revenue reflects a decline in gross margins due to pricing pressure relating to the Company's geophone connector and thermal imaging product lines.

     Operating expenses for fiscal 1995 were $8.9 million, a decrease of $0.7 million, or 7.0%, from $9.5 million in fiscal 1994. Operating expenses decreased as a percentage of total revenues to 27.1% in 1995 from 32.7% in 1994. Selling, general and administrative expenses for fiscal 1995 were $5.9 million, a decrease of $0.2 million, or 3.0%, from $6.0 million in fiscal 1994. Selling, general and administrative expenses decreased as a percentage of total revenues to 17.9% in 1995 from 20.7% in 1994, principally reflecting higher sales volume and lower accrued bonus expense. Research and development expenses for fiscal 1995 were $2.0 million, an increase of $0.3 million, or 17.1%, from $1.7 million in fiscal 1994. Research and development expenses increased as a percentage of total revenues to 6.1% in 1995 from 5.8% in 1994, principally reflecting higher research and development expenses in the Company's geophone and seismic instrument product lines. Bad debt expense for fiscal 1995 was $1.0 million, an increase of $0.9 million from $0.1 million in fiscal 1994. Such increase is principally the result of a single customer declaring bankruptcy in fiscal 1995. In 1994, the Company expensed its investment in OYO Geo-Impulse, a joint venture engaged in the manufacture of geophones in Russia.

     The Company's effective tax rate in fiscal 1995 was 40.3% compared to 39.4% in fiscal 1994, reflecting adjustments to deferred income taxes in fiscal 1994.

LIQUIDITY AND CAPITAL RESOURCES

     At June 30, 1997, the Company had $1.0 million in cash and cash equivalents. For the nine months ended June 30, 1997, the Company had net income of $3.4 million and cash provided by operating activities was $1.0 million. The principal uses of cash in operations during this period were to fund an approximate $4.7 million increase in accounts and notes receivable and inventory, principally relating to seismic products. These increases were due principally to higher sales levels during the first nine months of fiscal 1997 compared to the comparable period in 1996. Additionally, at June 30, 1997, the Company maintained higher than normal inventory levels relating to seismic instruments, particularly thermal plotters and related components, and experienced higher accounts receivable because of slower payments by certain customers and a greater volume of sales with extended payment terms to seismic products customers.

     For the nine months ended June 30, 1997, the Company used approximately $2.1 million in investing activities, comprising capital expenditures of approximately $2.7 million less approximately $0.6 million in proceeds from the sale of rental equipment and other property, plant and equipment during the period. The Company expects that its capital expenditures in the last quarter of fiscal 1997 will be approximately $3.2 million, which includes the purchase of certain buildings and land from affiliates of OYO Japan. See "Relationship with OYO Japan and Related Transactions." The Company expects that its capital expenditures in fiscal 1998 to support currently existing product lines and develop new product lines will be $6.0 million, including $3.0 million for the construction of an additional manufacturing facility.

     At June 30, 1997, the Company had $1.5 million of outstanding bank indebtedness. Historically, the Company has relied on various intercompany arrangements with OYO U.S.A. for its financing requirements. In September of 1997, in connection with the Company's internal corporate reorganization and separation from OYO U.S.A., the Company established a $9.0 million unsecured, uncommitted credit line with a United States Agency of a Japanese bank and a $4.0 million unsecured, uncommitted credit line with a United States Agency of another Japanese bank. Neither of these lines of credit currently constitutes a commitment on the part of either bank to fund such loans.

     After the Offering, the Company expects that OYO Japan will no longer guarantee any indebtedness for the Company's benefit. However, the Company expects to be able to obtain new working capital lines of credit with one or more banks (which, if secured would be secured solely by the Company's assets), given the Company's absence of indebtedness after the application of the proceeds of the Offering. Additionally, the Company may seek to arrange additional financing in conjunction with acquisitions or material internal expansion. While no committed lines of credit are currently in place, the Company believes that its essentially debt-free balance sheet after the Offering will be sufficient to support such lines of credit.

     On September 26, 1997, the Company received $6.2 million on certain notes receivable that had been fully charged to bad debt expense in 1992 and 1996. These notes receivable had been from a single customer,Grant Geophysical, Inc. ("Grant"), who sought protection under the United States bankruptcy laws in 1996. The Company's claim against Grant was purchased by a third party for cash. In connection with this transaction, the Company issued $1.0 million in purchase credit concessions to Grant, which it expects to reflect on its balance sheet as a current liability. The Company expects that the recovery, net of concessions, will be recorded on its statement of operations in the fourth quarter of the fiscal year ended September 30, 1997. See Notes 4 and 16 to the Notes to the Financial Statements, contained elsewhere in this Prospectus.

     The Company believes that the combination of cash flow from operations, credit facilities it expects to enter into and the proceeds of the Offering should provide the Company with sufficient capital resources and liquidity to fund its operations for the coming fiscal year and support an acquisition and expansion program as described elsewhere in this Prospectus.

     Inflation has not had a significant impact on the Company's operations to date.

RECENT ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128"). SFAS 128 changes the computation of earnings per share and requires dual presentation of basic and diluted earnings per share. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. SFAS 128 is not expected to have a material impact on earnings per share.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. It requires (a) classification of the components of other comprehensive income by their nature in a financial statement and (b) the display of the accumulated balance of the other comprehensive income separate from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS 130 is effective for years beginning after December 15, 1997 and is not expected to have a material impact.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company has not determined the impact of SFAS 131 on its financial reporting practices.

                                    BUSINESS

GENERAL

     OYO Geospace Corporation is a leading designer and manufacturer of instruments and equipment used in the acquisition and processing of seismic data. The Company has been in the seismic instrument and equipment business since 1980, and markets its products primarily to the oil and gas industry worldwide. The Company has grown revenues from $23.1 million for the nine months ended June 30, 1996 to $30.6 million for the nine months ended June 30, 1997 and increased gross profit margins from 40.6% to 45.4% over the comparable period.

     The Company's product lines currently include geophones and hydrophones, seismic leader wire, geophone string connectors, thermal imaging products and small data acquisition systems targeted at niche markets. The Company's products are compatible with most major seismic data acquisition systems currently in use, and sales result primarily from seismic contractors purchasing the Company's products as peripheral components of new data acquisition systems or to replace or upgrade peripheral components of data acquisition systems already in use. The Company believes that its products are among the most technologically advanced instruments and equipment available for seismic data acquisition.

     The Company has recently introduced a line of high resolution, wide format thermal plotters for use in the commercial graphics industry. This product line is an outgrowth of its seismic thermal imaging product line. In addition, OYO Geospace plans to expand its product lines with the commencement of seismic telemetric cable manufacturing in fiscal 1998, and to expand its product lines further through research and development and through selective acquisitions, focusing in the areas of (i) seismic instruments and equipment used in time lapse 3-D seismic data acquisition (the acquisition of 3-D seismic data repeated in the same area over time in order to track fluid movement in a reservoir),
(ii) three-axis seismic data acquisition (the acquisition of seismic data on three axes to determine rock properties and fluid types) and (iii) borehole seismology (the process of generating and/or recording seismic waves in existing well bores).

     To position OYO Geospace for increased growth, the Company recently hired a new senior management team headed by Gary D. Owens, Chairman of the Board, President and Chief Executive Officer. Prior to joining OYO Geospace in August 1997, Mr. Owens served in various positions with Input/Output, Inc. ("Input/Output"), a leading manufacturer of seismic data acquisition systems and related equipment, from 1977 to May 1997, most recently as President and Chief Executive Officer. Other recent additions to the Company's senior management include Michael J. Sheen, Vice President and Chief Technical Officer, and Thomas
T. McEntire, Chief Financial Officer. Mr. Sheen served in various positions at Input/Output from 1977 to June 1997, most recently as Senior Vice President and Chief Technical Officer. Mr. McEntire served in senior financial positions for APS Holding Corporation, a nationwide distributor of automotive parts and accessories, from 1990 to September 1997, most recently as Financial Controller.

BUSINESS STRATEGY

     The Company's new senior management team has developed a business strategy designed to accelerate the Company's rate of growth. Pursuant to this strategy, the Company will seek to:

     - Significantly Expand Manufacturing Capacity of Existing Products -- The Company plans to commence a 45,000 square foot expansion of one of the Company's Houston-based manufacturing facilities in the first quarter of fiscal 1998. Planned for completion in the third quarter of fiscal 1998, the expansion will significantly increase the Company's geophone and multi-strand leader wire manufacturing capacity.

     - Expand Product Lines -- In fiscal 1998, the Company intends to construct or lease additional facilities to diversify its manufacturing capability to include five-strand leader wire and telemetric cable used in the land and marine seismic data acquisition markets.

     - Increase Research and Development Expenditures -- During fiscal years 1994 through 1996, the Company's research and development expenditures averaged $1.9 million per annum or 6.1% of revenues. Management intends to increase such expenditures gradually in future periods, with an emphasis on the development of new technologies to serve the rapidly emerging markets for time lapse 3-D seismic data acquisition, three-axis seismic data acquisition and borehole seismology surveys.

     - Continue to Develop Non-Seismic Markets for the Company's
       Technologies -- OYO Geospace has committed significant resources to adapt the Company's thermal imaging products for use in commercial graphics applications. Management believes that the development of additional non-seismic applications for its technologies will diversify the Company's revenue base and expose the Company to larger markets.

     - Selectively Pursue Niche Acquisitions -- Management intends to supplement the Company's internal growth through the acquisition of manufacturers of seismic-related products. While the seismic equipment industry has undergone consolidation in recent years, the industry continues to be populated by numerous niche manufacturers, certain of which may become available for acquisition by the Company. However, OYO Geospace is not presently in discussions with any potential acquisition candidates, and no assurances can be made that any acquisitions will be available to the Company on attractive terms.

SEISMIC INDUSTRY OVERVIEW

     Seismic data is the principal source of information used by geoscientists to map potential or existing oil and gas bearing formations and the geologic structures that surround them. Seismic data is used primarily in connection with the exploration, development and production of oil and gas. The process of seismic data acquisition is conducted in several stages. First, an energy source imparts seismic waves into the earth, reflections of which are received and measured by geophones and hydrophones. Electrical signals generated by the geophones and hydrophones are then transmitted through leader wire, geophone and hydrophone string connectors and telemetric cable to data collection units, which store information for processing and analysis.

     The Company believes that several important trends have impacted the seismic industry in recent years and will have positive effects on the Company's business. First, the outsourcing of seismic instrument and equipment manufacturing operations by large geophysical contractors has substantially increased the Company's universe of potential customers. Second, one of the primary advancements in the 3-D seismic data acquisition process has been the trend toward larger and higher resolution surveys, requiring large channel counts and resulting in the use of more geophones, hydrophones, leader wire, connectors and telemetric cable. Third, the increased size and expense of seismic surveys has caused a continuing consolidation of geophysical contractors resulting in a number of larger, better capitalized contractors that utilize greater quantities of sophisticated seismic instruments and equipment. Finally, declining computing equipment costs are making 3-D seismic technology available to a larger number of independent oil and gas companies, improving demand for 3-D seismic surveys.

THE SEISMIC DATA ACQUISITION PROCESS

     The diagram set forth below depicts the "data chain" pertaining to seismic data acquisition and processing. Following the diagram from left to right, an energy source imparts seismic energy into the earth and sensors receive reflections of such energy from subsurface formations and transmit energy through leader wires, connectors and telemetric cables to a sequential chain of data handling devices, which ultimately produce information for analysis.

                               SEISMIC DATA CHAIN

                            SEISMIC DATA CHAIN CHART

  Current Methods

     The oil and gas exploration and development process typically begins with the selection of a defined geographical area and the collection and analysis of various types of data, including seismic and well log data, that may provide information as to the existence and location of potential oil and gas reservoirs within the target area. Seismic data is the principal source of information used by geoscientists to map potential oil and gas bearing formations and the geologic structures that surround them. Seismic data is acquired over a wide area by directing seismic waves into the earth and measuring the response as these seismic waves reflect from subsurface geologic features. Because seismic waves reflect differently from different types of subsurface formations, measurements of these reflections can be used to construct a model of the subsurface structure.

     In seismic data acquisition, an energy source is used to impart seismic waves into the earth. For land systems, this energy source is either vibroseis or an explosive charge. In marine environments, a device called an air gun is used to generate the seismic waves. The reflections of these seismic waves are received and measured by seismic sensors, either geophones (typically on land) or hydrophones (in water), which convert the reflected seismic waves into an electrical signal. Geophones are typically enclosed in a plastic or polyurethane case. A land geophone case may include a metal spike for positioning and coupling to the ground. Hydrophones are typically attached inside a streamer cable or attached to a bottom cable by a marine connector. For land systems, a string of geophones is generally used as the seismic sensor. The electrical output of each geophone string becomes the electrical input for one recording channel, or "trace," of seismic data. A geophone string typically consists of six to twelve geophones connected by electrically conductive cable, called "leader wire," and is terminated into a geophone string connector. Geophones measure the ground motion caused by the seismic wave reflection and convert this movement of the earth into an analog electrical signal, which is passed along the leader wire to the geophone string connector. The leader wire is then connected by multi-stand telemetric cable to a remote data collection unit. This multi-strand telemetric cable is typically 50 to 300 meters in length and is connected by cable connectors. Typically, six channels of analog seismic data will feed into a remote data collection unit, which then digitizes the analog signal and transmits it via telemetric cable and cable connectors to a central electronics unit, where all of the data from the seismic survey is stored in digital form, generally on magnetic tape. In marine environments, cable and cable connectors are also utilized to transmit the data. In transition zone and shallow depths, bottom cables are laid on the subsea floor. In deeper waters, cables called "streamers" are towed behind vessels equipped with an on-board data recording system. Both land and marine data recording systems will typically utilize a field data monitor to enable the seismic contractor to evaluate the quality of the data received before the crew moves to the next recording location.

     After the seismic data is collected, it is processed and analyzed with sophisticated computer imaging software to generate images of the subsurface lithology and structure being investigated. These images are then displayed using field cameras and plotters. Monochrome plotters are generally used to display preliminary evaluations. Color plotters are generally used to display final interpretations of the data.

  Developing Methods

     Time Lapse 3-D Seismic Data Acquisition. The 3-D seismic data acquisition process is being developed for use in characterizing producing reservoirs by repeating the process over the same area during the life of the reservoir and comparing the results to earlier surveys. Differences in the surveys are used to identify changes in the reservoir caused by production and the effects of enhanced recovery techniques and allow reservoir engineers to more efficiently drain the reservoir.

     Three-Axis Seismic Data Acquisition. The 3-D seismic data acquisition process is being further developed to expand seismic data acquisition from a single axis direction to 3-axis direction by positioning three geophones on the "x", "y" and "z" axes. The additional information provided by this process allows for the possible interpretation of rock properties (permeability and porosity) and fluid types (oil, gas and water).

     Borehole Seismology. An alternative method of seismic data acquisition, borehole seismology, employs techniques that place either the energy source, the seismic sensors or both into an existing borehole. The sensors are placed near or within the rock formation being surveyed to achieve better seismic imaging of rock properties and geologic structures. Seismic detector systems used in reservoir characterization include high quality multi-level borehole systems capable of near real-time data telemetry to advanced seismic recorders at the surface. Techniques employed in reservoir monitoring include monitoring natural or induced microseismic activity, vertical seismic profile (energy source at the surface, sensor in the wellbore), reverse vertical seismic profile (energy source in the wellbore, sensors on the surface), crosswell seismic imaging (energy source in one well, sensor in another well), single well seismic imaging (energy source and sensor in the same wellbore) and various combinations of these methods.

PRODUCTS AND COMPETITION

     OYO Geospace's core products are instruments and equipment that either measure some aspect of the physical environment or display such a measurement in a usable manner. The principal focus of the Company is seismic measurement; however, the Company has also applied its technology in certain other industries.

  Instruments and Equipment

     The Company is one of the world's leading manufacturers and distributors of geophones and hydrophones (sometimes collectively referred to as seismic "sensors"), along with ancillary equipment such as geophone cases and connectors.

     Geophones. Geophones are electromagnetic sensor devices that detect energy from the earth's subsurface. A magnet is attached to the inside frame of the geophone, which is fixed as securely as possible to the earth's surface so that it will move in unison with the earth in response to seismic reflections. A coil of wire is suspended within the magnetic field by springs from the inside frame of the geophone and is the inertial element. The relative motion between the magnetic field produced by the permanent magnet and the coil produces a voltage, with the voltage being proportional to the velocity of the motion.

     The Company's GS-20DX geophone historically was the industry standard geophone and is still manufactured and sold by the Company. However, because new data acquisition systems, such as the 24-bit 3-D systems, are capable of acquiring much more data with greater accuracy than conventional 2-D systems, the Company determined that a more uniform and precise geophone would result in better signal quality and, hence, better subsurface imaging. Since 1992, the Company has introduced its GS-30CT and GS-32CT geophones, which provide greater geophone-to-geophone uniformity, lower signal distortion and substantially tighter tolerances on key geophone parameters. This improved signal quality allows customers to take full advantage of the capabilities of 24-bit 3-D acquisition systems. The use of 24-bit recording techniques makes possible the recording of higher fidelity seismic signals by means of increasing the number of bits (each "bit" is a binary digit or unit of information, e.g., a "zero" or "one") in the digital data stream. Sales of geophones and geophone strings to the seismic industry accounted for approximately 31% of the Company's revenues in fiscal 1996.

     The Company's geophones are also used in certain industrial and geo-engineering applications such as intrusion detection, structural evaluation and vibration monitoring. In fiscal 1996, the Company derived approximately $1.5 million in revenue from sales of geophones outside the seismic markets.

     The Company offers a warranty on its geophones against defects in materials and workmanship for a period of three years. The Company believes that this is the longest manufacturer's warranty available for such products in the seismic industry.

     Hydrophones. Hydrophones use piezoelectric materials (which are materials that can create an electrical charge as a result of subjecting them to mechanical stress) which respond to changes in pressure associated with a seismic signal. The Company manufactures a line of hydrophones for use primarily in swamps, rivers, bays and transition zones.

     Geophone String Connectors. Geophone string connectors are used to electrically connect a group of geophones or hydrophones to a seismic data recording system. These connectors are either input connectors, which are attached to a data recording instrument directly or through telemetric cable, or output connectors installed on geophones or hydrophones. Approximately 80% of the Company's connector revenues are from the sale of output connectors. Typically, a string of twelve geophones will have one output connector attached to the end of the string.

     Geophone string connectors must be rugged and highly resistant to both water entry and electrical leakage. The Company was the first to develop, successfully patent and sell a single-unit paralleling connector, the KC2 line of connectors, which allows users to electrically connect more than one geophone string into a single recording channel. In certain environments, optimal signal quality requires up to six geophone strings per channel. The Company's extensive line of single-unit paralleling connectors greatly simplifies the linking of multiple geophone strings per channel.

  Competition for Seismic Instruments and Equipment

     The Company's principal competitors for geophones, hydrophones and geophone string connectors are Input/Output, Inc. and Mark Products. The Company believes that it is one of the largest manufacturers and distributors of geophones, hydrophones and geophone string connectors in the world. In addition to the competitors named above, certain manufacturers of marine streamers also manufacture hydrophones for their own use.

     The Company believes that the principal competitive factors in the seismic instruments and equipment market are technological superiority, product durability and reliability and customer service and support. Price and product delivery are also important considerations for customers. These factors can be offset by a customer's standardization preferences. In general, particular customers prefer to standardize geophones and hydrophones, particularly if they are used by a single seismic crew or multiple crews that can support each other. This is a factor in the ability of a geophone or hydrophone manufacturer to gain market share from other such manufacturers.

     A key competitive factor for land field instruments and equipment, and to a lesser degree for marine instruments and equipment, is durability under harsh field conditions. Especially for land data acquisition systems, the field instruments and equipment must not only meet rigorous technical specifications regarding signal integrity and sensitivity, but must also be extremely rugged and durable to withstand the rigors of field use, often in harsh environments.

     With respect to competition concerning geophones, the Company and an agency of the government of the People's Republic of China agreed in 1995 to terminate a joint venture for the manufacturer of geophones in China based on the design for the Company's GS-20DX geophone. Whereas previously the joint venture company was restricted to marketing such geophones in China, the former joint venture partner currently has the capability and legal right to manufacture and market them without restriction. Although the

GS-20DX geophone has been superseded by the more technologically advanced GS-30CT and GS-32CT geophones, which the former joint venture partner has no capabilities or rights to produce, the Company continues to manufacture and sell limited quantities of the GS-20DX geophone and, therefore, may experience some competition with respect to this older model geophone. The Company is unable to predict the extent or effect of any such competition.

  Data Handling Devices

     The Company is a leading manufacturer and distributor of three lines of seismic instruments that handle or manipulate seismic data, two of which involve thermal imaging.

     Thermal Imaging Products. The Company designs, manufacturers and sells two lines of products based on thermal imaging technology: (i) a line of digital field monitors, sometimes referred to in the seismic industry as "field cameras" and (ii) a line of office plotters. Thermal imaging is based on a computer-controlled process called "rasterization," whereby an image to be portrayed is divided into a number of dots per inch. Each dot is defined to be either light or dark. This "rasterized" data is then transmitted to the printhead, which consists of small resistors, called "nibs," whose density corresponds to the dpi rasterization density. A chemically treated heat-sensitive medium, usually either paper or film, is advanced on a roller under the printhead. The rasterized data generates instructions which turn each nib either on or off as the medium is advanced. If the nib is on, it generates heat resulting in a black dot on the paper or film. A nib which is off does not produce a mark. The greater the number of dots per inch, the clearer and more precise the image produced. Most of the Company's products are capable of either 400 or 600 dpi image clarity.

     The Company manufactures a line of digital field monitors. Digital field monitors are PC-based units capable of rapid data rasterization and display of seismic data using thermal plotting technology. The Company's DFM-480-P uses a Pentium microprocessor. These compact units are generally used by seismic and other geophysical contractors and their customers for quality assurance during the acquisition of seismic data. Because of the cost of moving a seismic crew from one location to another, it is critical that seismic data be reviewed in the field to measure the data quality and determine if a re-shoot is necessary before moving to the next location. The Company's digital field monitors are compatible with most seismic data acquisition systems. Product durability and performance, low maintenance requirements and environmental safety are the principal competitive factors regarding digital field monitors.

     The Company also manufactures and sells a complete range of direct thermal raster plotters for office or field use with printhead widths ranging from 8 inches to 54 inches. These monochrome plotters are used primarily by seismic and other geophysical contractors and users of seismic data to inspect and evaluate seismic data, often during processing and before final presentation of the seismic images. Although color plotters are often used to portray seismic data in its final presentation form, monochrome thermal plotters are preferable for use during seismic data processing and in other applications because of their substantially lower price and operating cost, their low maintenance requirements and environmental safety. Additionally, the Company's thermal plotters are designed to be rugged and highly durable. The principal competitive factors affecting a customer's choice of thermal plotters are product performance and technological superiority, while price has historically been a less important competitive factor.

     The Company believes that it is one of the largest providers of thermal imaging products to the seismic industry. Principal competitors include Atlantek, Calcomp and Veritas for office plotters, and Veritas, Ref Tek and Seistronix for field monitors.

     The Company also has successfully adapted its thermal plotting technology originally developed for the seismic industry for applications in the newsprint, silkscreen and corrugated printing industries. Using new dry film technology developed in conjunction with a film manufacturer, the Company believes that its wide format thermal printers are a cost-effective alternative to conventional equipment. The Company expects to continue its research and development activities directed toward expanding the markets for its thermal imaging products, including increasing the dpi image clarity of its products. In fiscal 1996, the Company derived approximately $4.5 million in revenues from non-seismic thermal imaging products.

     Data Acquisition Systems. The Company manufactures and sells a seismic data acquisition system identified as the model DAS-1, which is capable of recording and processing up to 144 channels of data. The DAS-1 was originally designed to satisfy the needs of the geo-engineering market, which generally focuses on relatively shallow subsurface structures. However, the DAS-1 has also been used by oil and gas seismic contractors as a cost-effective way to collect and process data using state-of-the-art 24-bit technology for 2-D seismic applications. Because of their high cost, larger channel systems such as the Input/Output System Two, which are capable of collecting and processing over 2,000 channels of data, are not always efficient for use in seismic data surveys requiring fewer channels. The Company believes that the relative cost of the DAS-1 is a principal competitive advantage over larger channel capacity data acquisition systems. Technological superiority and product performance are principal competitive factors.

MANUFACTURING OPERATIONS AND FACILITIES

     The Company manufactures or assembles its products and spare parts and renovates and repairs instruments at its various facilities in the United States and Canada. The Company's manufacturing and products assembly operations consist of machining or molding the necessary component parts, configuring these parts along with components received from various vendors and assembling a final product. Upon completion, the final products undergo functional and environmental testing to the extremes of product specifications and final quality assurance inspection. Because the Company normally manufactures and ships based on customer orders, the Company maintains no significant inventory of finished goods.

     The principal design, manufacturing and assembly operations of the Company are conducted at the following locations.

                                        APPROXIMATE
                             OWNED/     FLOOR SPACE
         LOCATION            LEASED    (SQUARE FEET)                  PRINCIPAL USE
         --------            ------    -------------                  -------------
Houston, Texas.............  Owned        32,800        Corporate headquarters and manufacturing
                                                        and sales
Houston, Texas.............  Leased       34,000        Manufacturing and sales
Houston, Texas.............  Owned        11,000        Manufacturing and sales
Calgary, Alberta, Canada...  Owned        21,000        Rentals and warehouse

     The corporate headquarters and sensor manufacturing space in Houston, Texas, and the geophone string rental and warehouse space in Calgary, Alberta, Canada were recently purchased from affiliates of OYO Japan for an aggregate purchase price of $2.4 million. See "Relationship With OYO Japan and Related Transactions." The Company plans to commence a 45,000 square foot expansion of its primary facility in Houston, Texas in the first quarter of fiscal 1998 for an estimated cost of $3.0 million. The expansion is expected to be completed in the third quarter of fiscal 1998. Following this expansion, the Company believes that its owned and leased facilities will be adequate for its current and immediately projected needs.

SUPPLIERS

     Although the Company is not presently experiencing any supply or quality control problems with its suppliers, such problems could have a significant effect on its ability to meet production and sales commitments. Certain items are currently provided by only one vendor. Although the Company believes it maintains an adequate inventory of these single source items, the loss of ready access to any of these items could temporarily disrupt the Company's ability to manufacture and sell certain products. In particular a Japanese manufacturer unaffiliated with the Company is the only current supplier of wide format printheads for the Company's wide format thermal plotters. If this supplier were no longer to supply these printheads or was unable or unwilling to supply such items in sufficient quantity to meet the Company's requirements, the Company's ability to compete in the wide format thermal plotting market could be severely impeded. See "Risk Factors -- Reliance on Single Supplier as to One Product and on Other Vendors."

MARKETS AND CUSTOMERS

     The Company's principal customers are seismic contractors or major, independent and government owned oil and gas companies that either operate their own seismic crews or specify specific seismic instrument and equipment preferences to contractors. In addition to the seismic industry, the Company sells its wide format thermal plotters for use in the newsprint, silkscreen and corrugated printing industries. To date, the Company has sold these products primarily to equipment distributors that focus on these industries.

     The Company sells its products through a direct sales force consisting of Company employees and through several international third-party sales representatives responsible for key geographic areas. Sales personnel generally have industry experience or expertise. In addition, the Company sells certain seismic instruments on a nonexclusive basis through OYO Japan and its affiliates.

     In general, products are sold on standard 30-day credit terms. However, in order to meet competitive pressures, sales are also made on extended term credit arrangements or under lease/purchase arrangements. Under certain circumstances, certain of the Company's customers have been unable to pay the Company under agreed terms, causing the Company to agree to arrangements for extended payment terms. In the past, the doubtful collectibility of certain accounts relating to sales or leases of seismic instruments and equipment have resulted in material financial losses reflected in the Company's financial statements. Additionally, the Company rents geophone strings in Canada to seismic contractors operating there. The Company's rental terms are generally based on days usage of the equipment by the customer, with rental payments being due on standard 30-day credit terms.

     Although the Company strives to fill orders for its products within 60 days of the date they are received, in recent months the Company has taken 90 days or longer to deliver on certain orders due to its limited capacity to meet an increased number and size of orders. The Company expects to increase its capacity in fiscal 1998 through the expansion of existing facilities and possibly through the construction or lease of additional facilities. See "Risk Factors -- Limitations on Production Capacity; Increased Delivery Times" and "Use of Proceeds."

REGULATION

     The Company's operations are subject to numerous local, state and federal laws and regulations concerning the containment and disposal of hazardous materials. The Company does not foresee the need for significant expenditures to ensure continued compliance with current environmental protection laws. Regulations in this area are subject to change, and there can be no assurance that future laws or regulations will not have a material adverse effect on the Company.

INTELLECTUAL PROPERTY

     The Company seeks to protect its intellectual property by means of patents, trademarks, trade secrets and other measures. It is generally the Company's policy to file patent applications for all product designs and product enhancements where such patent protection may have commercial value. Currently, the Company is the assignee for several outstanding patents related to its seismic instrument and equipment business, and has additional patent applications pending. Some of the Company's products utilize and offer features covered by the Company's patents, and such features are considered to be important. However, no single patent nor the patents as a group are considered essential to the success of the Company.

     It is the Company's policy to aggressively defend and protect its interests in its intellectual property, including, when necessary, resorting to legal proceedings to halt infringement, bar improper use and recover damages. No such proceedings are currently pending.

EMPLOYEES

     As of June 30, 1997, the Company employed approximately 269 people on a full-time basis, of whom 234 were employed in the United States. The Company has never experienced a work stoppage and considers its relationship with its employees to be satisfactory. None of the Company's employees are unionized.

LEGAL MATTERS

     From time to time the Company is a party to what it believes is routine litigation and proceedings that may be considered as part of the ordinary course of its business. The Company is not aware of any current or pending litigation or proceedings that could have a material adverse effect on the Company's results of operations or financial condition.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     In connection with the Offering, the Board of Directors of the Company will be expanded to seven positions. The Company's Restated Certificate of Incorporation provides for the classification of the Board of Directors into three classes of directors (Class I, Class II and Class III), with the term of each class expiring at successive annual stockholders' meetings. At and after the 1998 annual meeting of stockholders, all nominees of the class standing for election will be elected for three-year terms. It is intended that the directors named below will constitute the Board of Directors of the Company at the time of the closing of the Offering.

     The following table sets forth the names, ages and titles of the Company's directors and executive officers and significant employees of the Company's subsidiaries as they will exist as of the closing of the Offering and, with respect to directors, the year of expiration of their initial term of office.

                                                                                             YEAR TERM
                                                                                            AS DIRECTOR
                   NAME                     AGE                  POSITION                   WILL EXPIRE
                   ----                     ---                  --------                   -----------
Gary D. Owens.............................  50    Chairman of the Board, President and         2000
                                                    Chief Executive Officer and Director
Michael J. Sheen(1).......................  49    Vice President and Chief Technical           1999
                                                    Officer and Director
Thomas T. McEntire........................  37    Chief Financial Officer
Arnold Pater..............................  57    President, OYO Instruments
Thomas L. Davis, Ph.D.(1)(2)(3)...........  50    Director                                     1998
Ernest M. Hall, Jr........................  72    Director                                     1998
Katsuhiko Kobayashi(3)....................  52    Director                                     1999
Satoru Ohya...............................  65    Director                                     2000
Charles H. Still(1)(2)(3).................  55    Director                                     1999

---------------

(1) To be elected as a director immediately prior to the closing of the Offering.

(2) Member of the Compensation Committee of the Board of Directors.

(3) Member of the Audit Committee of the Board of Directors.

     GARY D. OWENS joined the Company as President and Chief Executive Officer in August 1997 and became Chairman of the Board of the Company in September 1997. From October 1993 until May of 1997, Mr. Owens was the President and Chief Executive Officer of Input/Output. Mr. Owens had held other positions at Input/Output since 1977.

     MICHAEL J. SHEEN joined the Company as Vice President and Chief Technical Officer in August 1997 and will become a director immediately prior to the closing of the Offering. Mr. Sheen had been a Senior Vice President and Chief Technical Officer of Input/Output since 1991, and had held other positions at Input/ Output since 1977.

     THOMAS T. MCENTIRE joined the Company as Chief Financial Officer in September of 1997. Mr. McEntire had been Financial Controller of APS Holding Corporation ("APS") since February 1995 and held other senior financial management positions since joining APS in 1990. Prior to joining APS, Mr. McEntire held various positions with Coopers & Lybrand L.L.P. from 1982 to 1990.

     ARNOLD PATER has been president of OYO Instruments since April 1993. He has also been President of OYO Instruments Canada, Inc. since April 1995 and has been an employee or officer of the subsidiaries of the Company since 1986. From 1972 to 1986, Mr. Pater held various engineering and engineering management positions with AMF GeoSpace, concentrating on seismic data acquisition system design. He holds a degree in electrical engineering from Stattliches Polytechnik in Hanover, Germany.

     THOMAS L. DAVIS, PH.D. will be elected, and has consented to serve, as a director of the Company immediately prior to the closing of the Offering. He is Professor of Geophysics at the Colorado School of Mines. Dr. Davis also is coordinator of the Reservoir Characterization Project, whose objective is to characterize reservoirs through development and application of 3-D and time lapse 3-D multicomponent seismology. Dr. Davis consults and lectures worldwide and has written and co-edited numerous papers and other works in the field of seismic interpretation.

     ERNEST M. HALL, JR. has been a director since the Company's formation in September 1994. From the Company's formation until his retirement in July 1997, Mr. Hall was the President and Chief Executive Officer of the Company. He was President of OYO U.S.A. from 1985 until 1995, and has been re-elected to that position effective October 1, 1997. From 1980 to 1985, Mr. Hall served as a consultant to OYO U.S.A.

     KATSUHIKO KOBAYASHI has been Joint General Manager of OYO Japan since May 1995. From 1973 to 1995 he was employed by Sanwa Bank in its international banking area, where he last held the position of general manager of the International Credit Administration Department from 1993 to 1995.

     SATORU OHYA, who is a geologist by education at Tokyo University, was Chairman of the Board from the Company's formation in September 1994 until September 1997, and continues as a director of the Company. He has been President of OYO Japan since 1993. For approximately 40 years, Mr. Ohya has been an employee or officer of OYO Japan and various of its affiliates, including serving as Chief Executive Officer of the Company's predecessors from 1983 to 1994.

     CHARLES H. STILL will be elected, and has consented to serve, as a director of the Company immediately prior to the closing of the Offering and has been Secretary since the Company's formation in September 1994 and Secretary of various affiliates and predecessors of the Company since 1980. He has been a partner in the law firm of Fulbright & Jaworski L.L.P. since 1975.

COMMITTEES

     The Board of Directors of the Company has established an Audit Committee and a Compensation Committee. The Audit Committee is charged with recommending to the Board of Directors the appointment of the Company's independent auditors, reviewing the compensation of such auditors and reviewing with such accountants the plans for and the results and scope of their auditing engagement. The Compensation Committee reviews the performance and compensation of directors, executive officers and key employees and makes recommendations to the Board of Directors with respect thereto. It also administers the Company's 1997 Key Employee Stock Option Plan. See "-- Key Employee Stock Option Plan."

COMPENSATION OF DIRECTORS

     Directors of the Company currently are not compensated for their services as directors. All non-employee directors of the Company are reimbursed, however, for ordinary and necessary expenses incurred in attending Board or committee meetings. The Company, however, intends to begin compensating non-employee directors for their services at a rate of $25,000 per year, of which one-half will be payable in shares of Common Stock based on the fair market value thereof at the date of issuance pursuant to the 1997 Non-Employee Director Stock Plan. In addition, the Company may from time to time grant stock options to such directors for the purchase of shares of Common Stock pursuant to the terms of such plan.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth information with respect to the current President and Chief Executive Officer of the Company and the former President and Chief Executive Officer of the Company (the "Named Executive Officers"). No other executive officer of the Company or a subsidiary of the Company received compensation in the year ended September 30, 1997 that exceeded $100,000. The following compensation data does not include bonuses that may be awarded in fiscal 1998 in respect of fiscal 1997.

                           SUMMARY COMPENSATION TABLE

                                                                      ANNUAL COMPENSATION
                                                                 YEAR ENDED SEPTEMBER 30, 1997
                                                              ------------------------------------
                          NAME AND                                                    ALL OTHER
                     PRINCIPAL POSITION                        SALARY     BONUS    COMPENSATION(1)
                     ------------------                       --------   -------   ---------------
Gary D. Owens
  Chairman of the Board, President and Chief Executive
  Officer(2)................................................  $ 29,167        --            --
Ernest M. Hall, Jr.
  Former President and Chief Executive Officer(2)...........   200,000        --       $ 4,745

---------------

(1) Represents contributions by the Company under the Company's 401(k) savings plans.

(2) Mr. Hall retired from the offices of President and Chief Executive Officer effective July 31, 1997. Mr. Owens was appointed to those offices effective August 1, 1997.

KEY EMPLOYEE STOCK OPTION PLAN

     The Company has established an incentive stock option and restricted stock plan, the OYO Geospace Corporation 1997 Key Employee Stock Option Plan (the "Employee Plan"), pursuant to which options to purchase shares of Common Stock and awards of restricted shares of Common Stock will be available for future grant.

     The Employee Plan is designed to provide key employees, including officers and employee-directors of the Company, with additional incentives to promote the success of the Company's business and to enhance the Company's ability to attract and retain the services of qualified persons. The Employee Plan will be administered by the Compensation Committee or such other committee of no less than two persons (the "Committee") appointed by the Board of Directors. Committee members may not be employees of the Company and must not have been eligible to participate under the Employee Plan for a period of at least one year prior to being appointed to the Committee. Under the Employee Plan, options to purchase Common Stock and restricted stock awards up to an aggregate of 425,000 shares of Common Stock may be granted by the Committee. The exercise price of an option granted pursuant to the Employee Plan may not be less than the fair market value of the Common Stock on the date of grant and is determined by the Committee on the date the option is granted. In the case of a grant of an option designated as an "Incentive Option" (as defined in the Employee Plan) to an employee who owns ten percent or more of the outstanding shares of Common Stock (a "10% Stockholder"), the exercise price of each such option under the Employee Plan may not be less than 110% of the fair market value of the Common Stock on the date of the grant. No option may be granted under the Employee Plan for a period of more than ten years. In the case of a 10% Stockholder, no option designated as an Incentive Option may be granted for a period of more than five years. Options designated as Incentive Options under the Employee Plan may not be granted to the extent the aggregate fair market value of the stock, valued as of the date of the grant, with respect to which options first are exercisable by the option holder in any calendar year, under the Employee Plan or any other incentive stock option plan of the Company, exceeds $100,000. Under the Employee Plan, the Committee may issue shares of restricted stock to employees for no payment by the employee or for a payment below the fair market value on the date of grant. The restricted stock is subject to certain restrictions described in the Employee Plan, with no restrictions continuing for more than ten years from the date of the award.

     To date, no options or restricted stock awards have been granted under the Employee Plan. In connection with the Offering, the Company intends to grant options and make restricted stock awards for a number of shares of Common Stock to certain officers and key employees. The number of restricted shares and options to be granted in connection with the Offering will be determined prior to the commencement of the Offering. These officers and employees will not be required to make any payment for any restricted stock awards, which vest over four years in 25% increments. Restrictions on transfer and forfeiture provisions upon termination of employment will apply to the restricted stock covered by the awards. After the restrictions lapse, the stock will be owned by the employees free of further restrictions under the Employee Plan.

     In the 1993 Omnibus Budget Reconciliation Act ("OBRA"), Congress generally limited to $1.0 million per year the tax deduction available to public companies for certain compensation paid to designated executives. These executives include the Chief Executive Officer and the next four highest compensated officers of the Company. An exception is provided from this deduction limitation, for "performance-based" compensation, if specified statutory requirements are satisfied. The Plan is generally designed to satisfy these statutory requirements for stock options. The Company anticipates being entitled to deduct an amount equal to the ordinary income reportable by an optionee on exercise of nonqualified options and the early disposition of shares of stock acquired by exercise of incentive stock options. Restricted stock awards become vested based on service to the Company, and generally will not be exempt from the $1.0 million deduction cap. Because of special transition rules applicable to companies which first become public in an initial public offering, the Company does not anticipate that application of this deduction cap will have a material impact on awards issued under this Plan.

     The Employee Plan may be amended by the Board of Directors without any requirement of stockholder approval, except as required by Rule 16b-3 under the Securities Exchange Act of 1934 ("Rule 16b-3") and the incentive option rules of the Internal Revenue Code of 1986.

DIRECTOR STOCK PLAN

     The Company has established the Oyo Geospace Corporation 1997 Non-Employee Director Stock Plan (the "Director Plan"), pursuant to which options to purchase shares of Common Stock will be available for future grant to non-employee directors and pursuant to which one-half of the annual fees paid for the services of such non-employee directors (not to exceed $25,000 per year) will be paid in shares of Common Stock based on the fair market value thereof, as determined under the Director Plan, at the date of grant. The Director Plan is designed to enhance the Company's ability to attract and retain the services of qualified persons as directors and to provide such directors with a direct proprietary interest in the success of the Company. The Director Plan will be administered by the Board of Directors of the Company. Under the Director Plan, an aggregate of 75,000 shares of Common Stock will be available for grant of options to purchase Common Stock and for issuance in partial payment of directors' annual fees. The exercise price of an option granted pursuant to the Director Plan may not be less than the fair market value of the Common Stock on the date of grant and is determined by the Board of Directors on the date the option is granted. No option may be granted under such Plan for a period of more than ten years. Shares issued to directors in payment of part of their annual fees shall be issued based on the fair market value thereof on the date of issuance.

     To date, no options have been granted under the Director Plan and no shares have been issued under such plan in respect of director fees. In connection with the Offering, the Company intends to grant options to each non-employee director to acquire shares of Common Stock at an exercise price equal to the initial public offering price of the Common Stock to be acquired in the Offering as set forth on the cover page of this Prospectus. Thereafter, the Director Plan provides for the annual grant of an option to acquire shares of Common Stock to those non-employee directors who are serving on the Board of Directors following the annual meeting of the stockholders. The number of shares that will be subject to such options will be determined prior to the commencement of the Offering. The Director Plan generally may be amended by the Board of Directors without any requirement of stockholder approval except to the extent required by Rule 16b-3.

401(K) PLAN

     The Company has adopted a new 401(k) Plan (the "401(k) Plan"), effective as of the closing of the Offering, under which substantially all employees of the Company and its subsidiaries who have completed at least six months of service will be eligible to participate. The 401(k) Plan permits eligible employees to contribute up to 17 percent of their annual compensation up to a maximum dollar amount established in accordance with Section 401(k) of the Internal Revenue Code of 1986. The Company may, in its discretion, make matching contributions of up to 50 percent of the employees' deferrals of up to six percent of their compensation. During the fiscal year ended September 30, 1997, the Company made matching contributions under a 401(k) plan sponsored by OYO U.S.A. in an aggregate amount of $4,745 for the Named Executive Officers.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Company's Restated Certificate of Incorporation provides that the liability of the directors for monetary damages shall be limited to the fullest extent permissible under Delaware law.

     The Company's Bylaws indemnify its directors and officers to the fullest extent possible under Delaware law. These indemnification provisions require the Company to indemnify such persons against certain liabilities and expenses to which they may become subject by reason of their service as a director or officer of the Company or any of its affiliated enterprises. The provisions also set forth certain procedures, including the advancement of expenses, that apply in the event of a claim for indemnification. The Company intends to enter into indemnification agreements with each of the directors of the Company, pursuant to which the Company will indemnify each such director to the fullest extent permitted by law. The Company also intends to obtain insurance to protect its officers and directors from liability.

EMPLOYMENT AGREEMENTS

     Each of Messrs. Owens and Sheen (each individually an "Employee") has entered into an employment agreement (each individually an "Employment Agreement") with the Company. Mr. Owens' base annual salary is $175,000, and Mr. Sheen's base annual salary is $150,000, in each case subject to adjustment by the Board of Directors of the Company. Each of the Employees also is entitled to participate in the 401(k) Plan and any bonus plan the Company adopts and to receive certain employee benefits and vacation.

     Each Employment Agreement provides that the Employee will receive the severance benefits described below upon termination of the Employee's employment unless the termination (a) results from the death, disability or retirement of the Employee, (b) is by the Company for Cause (as defined in the Employment Agreement) or (c) is by the Employee other than for Good Reason (as defined in the Employment Agreement). Under the Employment Agreements, "Cause" is defined to mean the Employee's willful and continued failure to perform his duties after a demand for such performance or the Employee's willfully engaging in gross misconduct materially and demonstrably injurious to the Company. Under the Employment Agreements, "Good Reason" is defined to mean a demotion, a reduction in base salary, a relocation of the Employee's base location of employment, the discontinuation of any employee benefit without comparable substitution, the failure of any successor of the Company to assume the Employment Agreement or a purported termination not in compliance with the Employment Agreement. The severance benefits to which each Employee would be entitled include (i) his salary through the date of termination, (ii) twice his base salary and pro-rated bonus for the fiscal year of termination, (iii) any relocation and indemnity payments to which he is entitled and any costs and legal fees incurred in connection with any dispute over the Employment Agreement and (iv) a gross-up for any applicable "excess parachute payment" tax imposed by the Internal Revenue Code of 1986.

     In the Employment Agreements, each Employee has agreed that he will not disclose or misappropriate any confidential information of the Company.

              RELATIONSHIP WITH OYO JAPAN AND RELATED TRANSACTIONS

     Mr. Ohya, a director of the Company, is President of OYO Japan and Chairman of the Board of OYO U.S.A. and holds other offices of subsidiaries of OYO U.S.A. Mr. Kobayashi, also a director of the Company, is the Joint General Manager of OYO Japan. Mr. Kobayashi also holds offices with many subsidiaries of OYO U.S.A. Mr. Hall, also a director of the Company, is the President of OYO U.S.A. and a director of OYO Japan. Mr. Still, who is to become a director of the Company at the Closing of the Offering, is the Secretary of OYO U.S.A. and also serves in that position with respect to most of the subsidiaries of OYO U.S.A.

     In contemplation of the Offering, the Company received from OYO U.S.A. in September 1997 to settle various intercompany debts and accounts and an equity contribution of $4.4 million and a cash contribution of $.7 million.

     In contemplation of the Offering, the Company declared and distributed to OYO U.S.A. a dividend of all of the outstanding capital stock of TrueTime, Inc., a former wholly-owned subsidiary of the Company, effective September 30, 1997.

     The Company intends to enter into a tax separation agreement with OYO U.S.A. whereby any tax assessments, adjustments or refunds relating to the Company's tax attributes utilized in OYO U.S.A.'s consolidated returns as a result of an audit by a taxing authority will be allocated between the Company and OYO U.S.A.

     In September 1997, in contemplation of the Offering, the Company purchased from two affiliates of OYO U.S.A. several tracts of real property that it previously had leased from those affiliates. These properties include the Company's manufacturing facilities and related office space located in Houston, Texas and Calgary, Alberta, Canada. Annual rent for these facilities for fiscal each of 1995, 1996 and 1997 was approximately $213,000, plus utilities, taxes, insurance and ordinary maintenance. The properties were purchased at appraised values aggregating approximately $2.4 million.

     To effect a complete separation of the administrative operation of the Company and OYO Japan and its affiliates, the Company and OYO Japan have entered into a transition services agreement whereby each party has agreed to compensate the other for the use of personnel of the other party for up to one year following the closing of the Offering. Under the agreement, no employee of either party will be required to provide more than 25 hours per month of service for the benefit of the other party.

     During fiscal 1994, 1995 and 1996, the Company paid an aggregate of $345,000, $272,000 and $256,000, respectively, in interest to OYO U.S.A. and its affiliates pursuant to inter-company lending arrangements. As of September 30, 1997, the Company was not indebted to OYO Japan. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     In fiscal 1996, the Company purchased printheads for its thermal plotters from OYO Japan for an aggregate price of approximately $2.8 million pursuant to a Printhead Purchase Agreement, dated November 10, 1995 (the "Printhead Purchase Agreement") between the Company and OYO Japan. In fiscal 1995 and 1994, prior to the Printhead Purchase Agreement, the Company purchased approximately $2.8 million and $1.3 million, respectively, in thermal plotters from OYO Japan. OYO Japan had in turn purchased such printheads primarily from another Japanese corporation, and to a lesser extent from two other Japanese corporations. For its service and assistance in such transactions, pursuant to the Printhead Purchase Agreement, OYO Japan marked up its cost for such printheads by 10% in reselling them to the Company. The Company believes that, by purchasing the heads through OYO Japan, it receives a more favorable price for the heads than could otherwise be obtained if the Company were to negotiate directly for their purchase. With respect to the two other Japanese companies, the Company believes it is convenient and facilitates the administrative handling of the purchases to purchase the printheads from OYO Japan. This arrangement with OYO Japan will be continued under and pursuant to the terms of the Printhead Purchase Agreement after the Offering. Under that agreement, the Company will continue to purchase printheads from OYO Japan at a price equal to 110% of OYO Japan's cost in acquiring such printheads, and OYO Japan will supply the Company with its requirements of printheads on those terms. The Printhead Purchase Agreement automatically renews on a year-to-year basis unless either party provides 90 days notice prior to any annual renewal.

     Pursuant to a Master Sales Agreement, dated November 10, 1995 (the "Master Sales Agreement"), the Company and OYO Japan purchase products from one another at scheduled discounts of 5 to 20 percent off the seller's list prices. In fiscal 1996, the Company purchased approximately $75,000 in goods from OYO Japan and sold approximately $915,000 in goods to OYO Japan. In fiscal 1995, prior to the Master Sales Agreement, the Company sold approximately $2.0 million in goods to OYO Japan and its affiliates. In fiscal 1994, the Company sold approximately $3.3 million in goods to OYO Japan and its affiliates (in each case excluding the products covered by the Printhead Purchase Agreement). These transactions reflected discounts of between 20 and 25 percent from list price. The Company expects that this arrangement will continue under the Master Sales Agreement following the Offering. The Master Sales Agreement automatically renews on a year-to-year basis unless either party provides 90 days notice prior to any annual renewal.

     The Company's employee benefit plans and insurance programs have been administered or combined with affiliated companies under OYO U.S.A.'s control. The Company has paid its proportionate share of related costs (administration fees to third parties and premiums). After the effective date of this Offering, the Company will contract for these services on its own behalf.

           SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDER

     Prior to the Offering, management of the Company owned no shares of Common Stock. Contemporaneously with the Offering, management of the Company will be issued options to acquire shares of Common Stock or shares of restricted Common Stock as set forth below, pursuant to the Employee Plan. See "Management -- Key Employee Stock Option Plan." The following table sets forth as of the closing of the Offering beneficial ownership of shares of Common Stock, and as a percentage of outstanding Common Stock, of each of the Company's directors, each Named Executive Officer, each beneficial owner of more than 5% of outstanding Common Stock and all directors and executive officers as a group. Each person named has sole voting and investment power with respect to the shares indicated except as otherwise stated in the notes to the table.

                                                               BENEFICIAL OWNERSHIP
                                                                  AFTER OFFERING
                                                              -----------------------
                  NAME OF BENEFICIAL OWNER                     SHARES      PERCENTAGE
                  ------------------------                    ---------    ----------
OYO Corporation(1)..........................................  3,000,000        59%
OYO Corporation U.S.A.(2)...................................  3,000,000        59
Gary D. Owens...............................................                    *
Michael J. Sheen(3).........................................                    *
Thomas L. Davis(3)..........................................                    *
Ernest M. Hall, Jr..........................................                    *
Katsuhiko Kobayashi(4)......................................                    *
Satoru Ohya(5)..............................................  3,000,000        59
Charles H. Still(3).........................................                    *
                                                              ---------        --
Executive officers and directors as a group (9 people)......                   59%
                                                              =========        ==

---------------

 *  Less than one percent.

(1) The shares indicated as beneficially owned by OYO Corporation are held directly by its wholly-owned subsidiary OYO Corporation U.S.A. The address of OYO Corporation is Ichigay Building 2-6, Kudan-kita 4-chome, Chiyoda-ku, Tokyo 102, Japan.

(2) The address of OYO Corporation U.S.A. is 7334 N. Gessner Road, Houston, Texas 77040.

(3) To be elected as a director immediately prior to the closing of the Offering.

(4) Mr. Kobayashi owns 2,420 ordinary shares of OYO Corporation.

(5) The Shares indicated as beneficially owned by Mr. Ohya are owned directly by OYO U.S.A. and are included because of Mr. Ohya's affiliation with OYO Japan. Mr. Ohya disclaims beneficial ownership of the shares of Common Stock owned by OYO U.S.A. within the meaning of Rule 13d-3 under the

    Exchange Act. Mr. Ohya owns 311,300 ordinary shares of OYO Corporation, and his wife and children collectively own 10,741 ordinary shares of OYO Corporation. Mr. Ohya disclaims beneficial ownership of the shares of OYO Corporation owned by his children within the meaning of Rule 13d-3 under the Exchange Act.

                              SELLING STOCKHOLDER

     Of the Shares being offered hereby, 1,000,000 are being offered by the Selling Stockholder. Prior to the Offering, the Company has been a wholly-owned subsidiary of the Selling Stockholder. See "Relationship with OYO Japan and Related Transactions". Following the Offering, the Selling Stockholder will hold 3,000,000 shares of Common Stock, which will constitute approximately 59% of the outstanding shares of Common Stock (or 2,850,000 shares and 55% if the Underwriters' over-allotment option is exercised in full). The Company and the Selling Stockholder will proportionately share the underwriting discount and the expenses of the Offering.

                          DESCRIPTION OF CAPITAL STOCK

     The following is a summary of certain provisions of the Restated Certificate of Incorporation and the Bylaws of the Company which are included as exhibits to the registration statement of which this Prospectus forms a part.

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). As of the date of this Prospectus, 4,000,000 shares of Common Stock were issued and outstanding (adjusted to give retroactive effect to the Stock Split) and held by one stockholder of record. A total of 500,000 shares of Common Stock will be reserved for grants of options and restricted stock awards under the Employee Plan and the Director Plan. No shares of Preferred Stock have been issued.

COMMON STOCK

     The holders of the Common Stock are entitled to one vote per share in the election of directors and on all other matters on which stockholders are entitled or permitted to vote. Such holders are not entitled to vote cumulatively for the election of directors. Holders of Common Stock have no redemption, conversion, preemptive or other subscription rights. Each share of Common Stock entitles the holder thereof to one vote at all meetings of the stockholders of OYO Geospace. The holders of Common Stock are not able to act by written consent. The Bylaws provide that special meetings of stockholders may be called only by the Board of Directors. Application has been made to have the Common Stock approved for inclusion in the Nasdaq National Market under the symbol "OYOG."

     In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all of the assets of the Company remaining, if any, after satisfaction of the debts and liabilities of the Company and the preferential rights of the holders of the preferred stock, if any, then outstanding. The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, upon payment therefor as contemplated herein, validly issued, fully paid and nonassessable. The Company is subject to certain restrictions on payments to the holders of its Common Stock under the provisions of its revolving credit facility.

PREFERRED STOCK

     Preferred Stock may be issuable in one or more series from time to time at the discretion of the Board of Directors. The Board of Directors is authorized to fix the respective designations, relative rights, preferences, qualifications, restrictions and limitations of each series. The issuance of Preferred Stock could be used as an "anti-takeover" device without requiring further action on the part of the holders of Common Stock.

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND LIMITATION OF DIRECTOR LIABILITY

     The Restated Certificate of Incorporation contains provisions that eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty other than liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, any unlawful payment of a dividend or unlawful stock purchase or redemption under Section 174 of the Delaware General Corporation Law or any transaction from which the director derived an improper personal benefit. The Restated Certificate of Incorporation contains provisions requiring the indemnification of the Company's directors and officers to the fullest extent permitted by the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary. The Company intends to enter into Indemnification Agreements with each of its directors and certain officers on the day before the closing of the Offering. The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers.

CLASSIFIED BOARD OF DIRECTORS

     The Restated Certificate of Incorporation provides that the Board of Directors shall be divided into three classes, the members of which will serve staggered three-year terms. The Company believes that a classified board of directors could help to assure the continuity and stability of the Board's and the Company's business strategies and policies as determined by the Board of Directors. The classified board provision could have the effect of making the removal of incumbent directors more time-consuming and, therefore, discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. Thus, the classified board provision could increase the likelihood that incumbent directors would retain their positions. In addition, the Restated Certificate of Incorporation provides that directors may be removed from office only "for cause" (as defined therein). Subject to rights of any holders of preferred stock, newly created directors and vacancies on the Board of Directors will be filled solely by the remaining directors then in office.

ADVANCE NOTICE PROVISIONS FOR CERTAIN STOCKHOLDER ACTIONS

     The Bylaws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the Board or a committee thereof, of candidates for election as directors (the "Nomination Procedure") and with regard to certain matters to be brought before an annual meeting of stockholders of the Company (the "Business Procedure").

     Under the Business Procedure, a stockholder seeking to have any business conducted at an annual meeting must give prior written notice, in proper form, to the Secretary of the Company. The requirements as to the form and timing of that notice are specified in the Bylaws. If the Chairman or other officer presiding at a meeting determines that other business was not properly brought before such meeting in accordance with the Business Procedure, such business will not be conducted at the meeting.

     The Nomination Procedure requires that a stockholder give prior written notice, in proper form, of a planned nomination for the Board to the Secretary of the Company. The requirements as to the form and timing of that notice are specified in the Bylaws. If the election inspectors determine that a person was not nominated in accordance with the Nomination Procedure, such person will not be eligible for election as a director.

     Although the Bylaws do not give the Board any power to approve or disapprove stockholder nominations for the election of directors or of any other business desired by stockholders to be conducted at an annual or any other meeting, the Bylaws (i) may have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular annual meeting if the proper procedures are not followed, or (ii) may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company, even if the conduct of such solicitation or such attempt might be beneficial to the Company and its stockholders.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, OYO Japan, through its wholly-owned subsidiary OYO U.S.A., will own approximately 59% of the outstanding Common Stock (55% if the Underwriters' over-allotment option is exercised in full).

     OYO Japan and the Selling Stockholder, as well as the officers and directors of the Company, have agreed pursuant to "lock-up" agreements that they will not, without the prior written consent of the Underwriters, offer, sell, contract to sell or grant any option to purchase or otherwise dispose of any shares of Common Stock or any options exercisable for Common Stock for a period of 120 days after the date of this Prospectus, other than the shares of Common Stock to be sold to the Underwriters in the Offering. See "Underwriting."

     Upon completion of the Offering, the Company will have 5,050,000 shares of Common Stock outstanding (5,200,000 shares if the Underwriters' over-allotment option is exercised in full). Of these shares, the 2,000,000 shares of Common Stock sold in the Offering (2,300,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable in the public market without restriction by persons other than affiliates of the Company. The remaining 3,050,000 shares of Common Stock outstanding (2,900,000 if the Underwriters' over-allotment option is exercised in full) will be "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933 (the "Securities Act"). Consequently, such shares may not be resold unless they are registered under the Securities Act or resold pursuant to an applicable exemption from registration under the Securities Act, such as Rule 144.

     The Company intends to file a registration statement on Form S-8 under the Securities Act to register all of the shares of Common Stock then reserved for future issuance under the Employee Plan and the Director Plan. Shares acquired under such plan after the effective date of the registration statement generally will be available for resale by non-affiliates in the public market. Shares acquired by affiliates under such plan may not be resold unless they are registered under the Securities Act or resold pursuant to an applicable exemption from such registration, such as Rule 144.

     The Company believes that all of the outstanding shares of Common Stock will be immediately tradeable in accordance with the provisions of Rule 144 upon expiration of the lock-up agreements described above. In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who has been deemed to have beneficially owned, for at least one year, shares of Common Stock that have not been registered under the Securities Act or that were acquired from an "affiliate" of the Company, is entitled to sell within any three-month period a number of shares of Common Stock that does not exceed the greater of 1% of the number of then outstanding shares of Common Stock (approximately 51,000 shares upon completion of the Offering if the Underwriters' over-allotment option is not exercised) and the average weekly reported trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain notice and manner-of-sale requirements and to the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not an "affiliate" of the Company during the three months prior to resale and who has been deemed to have beneficially owned such shares for at least two years is entitled to sell such shares under Rule 144 without regard to the requirements discussed above.

     The Company has agreed that, for a period of 120 days after the date of the closing of the Offering, it will not, directly or indirectly, offer, sell, contract to sell, grant any option to sell or otherwise dispose of any shares of Common Stock (or any securities convertible into or exercisable or exchangeable for, any rights to purchase or acquire, Common Stock, other than options under the Employee Plan and the Director Plan) without the prior written consent of the Underwriters.

     Prior to the Offering, there has been no public market for the Common Stock and no prediction can be made as to the effect, if any, that sales of shares of Common Stock or the availability of such shares for sale will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and OYO U.S.A. the number of shares of Common Stock set forth opposite their respective names below at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The nature of the obligations of the Underwriters is such that if any of the Shares are purchased, all must be purchased.

                                                               NUMBER
                        UNDERWRITERS                          OF SHARES
                        ------------                          ---------
Rauscher Pierce Refsnes, Inc. ..............................
Raymond James & Associates, Inc. ...........................
                                                              ---------
          Total.............................................  2,000,000
                                                              =========

     The Underwriters propose initially to offer the Shares to the public at the initial public offering price set forth on the cover page of this Prospectus. The Underwriters may allow a concession to selected dealers who are members of the National Association of Securities Dealers, Inc. ("NASD") not in excess of
$          per share, and the Underwriters may allow, and such dealers may
reallow, to members of the NASD a concession not in excess of $          per
share. After the initial public offering, the price to public, the concession and the reallowance may be changed by the Underwriters.

     Each of the Company and the Selling Stockholder has granted an option to the Underwriters, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 150,000 shares of Common Stock (an aggregate of 300,000 shares) at the initial public offering price, less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise the option only for the purpose of covering over-allotments. To the extent that the Underwriters exercise this option, each Underwriter will be committed, subject to certain conditions, to purchase from the Company and OYO U.S.A. that number of additional shares of Common Stock that is proportionate to that Underwriter's initial commitment as indicated in the table above.

     The Company, OYO U.S.A. and certain officers and directors of the Company have agreed that, for a period of 120 days after the date of the closing of the Offering, they will not, directly or indirectly, offer, sell, contract to sell, grant any option to sell or otherwise dispose of any shares of Common Stock (or any securities convertible into or exercisable or exchangeable for, any rights to purchase or acquire, Common Stock, other than options under the Employee Plan and the Director Plan) without the prior written consent of the Underwriters.

     Prior to the Offering, there has been no public trading market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained upon the completion of the Offering. The initial public offering price of the Shares will be determined by negotiations between the Company and the Underwriters. The primary factors that will be considered in determining such initial public offering price will include the history of and prospects for the industry in which the Company competes, market valuation of comparable companies, market conditions for public offerings, the history and prospects for the Company's business, the Company's past and present operations and earnings and the trend of its earnings, the prospects for future earnings of the Company, the Company's current financial position, an assessment of the Company's management, the general condition of the securities markets at the time of the Offering, the demand for similar securities of comparable companies and other relevant factors.

     The Company has agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with the Offering, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof. The Company has agreed to pay the Underwriters an accountable expense allowance of $75,000 upon consummation of the Offering.

     At the request of the Company, the Underwriters have reserved up to 300,000 shares of the Common Stock offered hereby for sale at the initial public offering price to directors, officers, employees and business associates of the Company and the Selling Stockholder. The number of shares available to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares that are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

     In connection with the Offering, the Underwriters may purchase and sell Common Stock in the open market. The transactions may include over-allotment and stabilization transactions and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock, and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Selling Stockholder and the Company in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the shares of Common Stock sold in the Offering for their account may be reclaimed by the syndicate if such shares of Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Common Stock have been passed upon for the Company and the Selling Stockholder by Fulbright & Jaworski L.L.P., Houston, Texas. Charles H. Still, a partner of Fulbright & Jaworski L.L.P., is a director and Secretary of the Company. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

     The combined and consolidated financial statements and financial statement schedule of OYO Geospace Corporation and Subsidiaries at September 30, 1995 and 1996, and for each of the three years in the period ended September 30, 1996, included in this Prospectus have been included herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     Prior to the Offering, the Company has not been subject to the reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). The Company intends to furnish its stockholders with annual reports containing audited consolidated financial statements examined and reported on, with an opinion expressed by, independent public accountants following the end of each fiscal year and such interim reports as it may determine to be necessary or desirable.

     OYO Geospace has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Shares and the Offering. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information contained in the Registration Statement and in the exhibits and schedules thereto, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Shares, reference is made to the Registration Statement, including the exhibits thereto.

     The Registration Statement and the exhibits and schedules thereto may be inspected, without charge, and copies may be obtained at prescribed rates at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the regional offices of the Commission at Citicorp Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. This web site can be visited at http://www.sec.gov.

                                    GLOSSARY

AIR GUN -- a seismic energy source that injects a bubble of highly compressed air into the water.

ANALOG -- 1. a continuous physical variable (such as voltage) that bears a direct relationship to another variable (such as motion of the earth) so that one is proportional to the other; 2. continuous, as opposed to discrete or digital.

BIT -- a binary digit, the smallest unit of information necessary to distinguish between two choices such as 0 and 1, on and off, etc.

BOREHOLE SEISMOLOGY -- the process of generating and/or recording seismic waves in existing well bores.

CHANNEL -- a single series of interconnected devices through which data can flow from source to recorder.

DAS-1 -- the model designation for the Company's small data recorder with a channel capacity of up to 144 channels and featuring 24-bit recording capability.

DIGITAL FIELD MONITOR OR FIELD CAMERA -- an instrument normally located at the central recorder that converts digitized seismic data into a visible pattern representing electrical signals.

DPI -- dots per inch.

GEO-ENGINEERING -- analyses of the interaction of ground and structural factors.

GEOPHONE -- an instrument used to transform seismic energy into an electrical voltage.

GEOPHONE STRING CONNECTOR -- a specialized electrical connector attached to the end of a geophone string for the purpose of electrical interconnection into the seismic recording system.

HYDROPHONE -- a seismic sensor used in water covered areas that generates a voltage in response to variations in pressure caused by seismic waves.

LEADER WIRE -- electrically conductive cable used to interconnect geophones.

LITHOLOGY -- the character of a rock formation or a geological strata.

NIBS -- very small resistors closely spaced to control the heating of thermally sensitive media in a manner that produces a high resolution image.

PIEZOELECTRIC MATERIALS -- dielectric materials that generate a voltage in response to stress.

RASTERIZED DATA -- data obtained by scanning along narrowly spaced lines in both a horizontal and vertical direction to determine whether the document is either black or white at each crossing of the narrowly spaced lines, similar to scanning an area with the sweep of a beam of a television tube.

SEISMIC -- having to do with energy waves transmitted through the body of an elastic solid.

SEISMIC IMPEDANCE -- the product of the density and velocity (acoustic impedance) of the subsurface strata.

SEISMIC REFLECTION -- the energy or wave from a seismic source that has been reflected from an acoustic impedance contrast or series of contrasts within the earth.

SEISMIC WAVE -- an elastic disturbance which is propagated from point to point through the earth.

TELEMETRIC CABLE -- cable used to transmit digitized seismic data to the central recording unit.

THERMAL IMAGING -- a process whereby the heating of thermally sensitive media is controlled to graphically present data or images.

THREE-AXIS SEISMIC DATA ACQUISITION -- the acquisition of seismic data on three axes to determine permeability and porosity of formations.

TIME LAPSE 3-D SEISMIC DATA ACQUISITION -- the acquisition of 3-D seismic data repeated in the same area over time in order to track fluid movement in a reservoir.

TRACE -- a record of one seismic channel.

VIBRATOR -- a controlled mechanical oscillator used to generate a controlled wave train of seismic energy.

VIBROSEIS -- an energy source whereby acoustic waves are mechanically produced by machinery that vibrates on the earth's surface.

WELL LOG DATA -- indirect measurements of certain properties of subsurface strata.

WIDE FORMAT THERMAL PLOTTER -- a thermal plotter capable of producing wide displays by thermal imaging, usually 24 inches or wider.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
UNAUDITED PRO FORMA FINANCIAL DATA
Basis of Presentation.......................................   F-2
Unaudited Pro Forma Condensed Balance Sheet Data............   F-3
Unaudited Pro Forma Condensed Statement of Income Data......   F-4
HISTORICAL FINANCIAL STATEMENTS
Report of Independent Accountants...........................   F-5
Consolidated Balance Sheets as of September 30, 1995 and
  1996 and June 30, 1997....................................   F-6
Combined and Consolidated Statements of Operations For The
  Years Ended September 30, 1994, 1995 and 1996 and The Nine
  Months Ended June 30, 1996 and 1997.......................   F-7
Combined and Consolidated Statement of Stockholder's Equity
  For The Years Ended September 30, 1994, 1995 and 1996.....   F-8
Combined and Consolidated Statements of Cash Flows For The
  Years Ended September 30, 1994, 1995 and 1996 and The Nine
  Months Ended June 30, 1996 and 1997.......................   F-9
Notes to Combined and Consolidated Financial Statements.....  F-10

                       UNAUDITED PRO FORMA FINANCIAL DATA
                             BASIS OF PRESENTATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following unaudited pro forma balance sheet data as of June 30, 1997 and unaudited pro forma statement of income data for the year ended September 30, 1996 and the nine months ended June 30, 1997 have been prepared to reflect adjustments to the Company's historical financial position and results of operations to give effect to the transactions described below. The unaudited pro forma balance sheet data reflects such transactions as if they had occurred as of June 30, 1997, and the unaudited pro forma statement of income data for the year ended September 30, 1996 and the nine months ended June 30, 1997 reflect such transactions as if they had occurred as of October 1, 1995.

     In September 1997, the Company settled certain transactions and amounts with OYO U.S.A. and affiliates of OYO Japan consisting of (i) the contribution to equity by OYO U.S.A. of $4,447 of amounts owed by the Company, (ii) a cash contribution to equity of $676, (iii) the payment by the Company of long-term indebtedness to OYO U.S.A. totaling $7,532 and (iv) the collection by the Company of a $2,799 receivable from OYO U.S.A. (classified as a reduction of stockholder's equity).

     In September 1997, the Company sold the secured portion of delinquent installment and term notes receivable with a customer for $6,164 in cash. The Company is required to provide purchase credit concessions or future sales to the customer in the amount of $965.

     The Company intends to sell 1,000 shares of common stock (the "Offering") to the public. The unaudited pro forma balance sheet data as of June 30, 1997 gives effect to the issuance of 1,000 shares of common stock offered by the Company hereby (at an assumed initial public offering price of $12 per share) and the application of such proceeds, net of related offering costs, to reduce outstanding indebtedness. In connection with the Offering, the Company also intends to issue 50 shares of restricted common stock awards to certain employees under the 1997 Key Employee Stock Option Plan.

     The unaudited pro forma financial data have been prepared by the Company based on historical financial statements of the Company. The pro forma financial data are presented for illustrative purposes only and are not necessarily indicative of the results that would have been obtained if the transactions had occurred or would have occurred on the dates indicated or that may be realized in the future. The unaudited pro forma financial data should be read in conjunction with the Company's audited financial statements and the notes thereto included elsewhere in this Prospectus.

                UNAUDITED PRO FORMA CONDENSED BALANCE SHEET DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                    JUNE 30, 1997
                                           ----------------------------------------------------------------
                                                                                                  PRO FORMA
                                                         PRO FORMA                  OFFERING         AS
                                           HISTORICAL   ADJUSTMENTS    PRO FORMA   ADJUSTMENTS    ADJUSTED
                                           ----------   -----------    ---------   -----------    ---------
Assets:

  Cash and cash equivalents..............   $   984                     $   984        9,123(g)    $10,107
  Other current assets...................    24,287                      24,287                     24,287
                                            -------                     -------                    -------
          Total current assets...........    25,271                      25,271                     34,394
  Property, plant and equipment..........     3,227         2,432(e)      5,659                      5,659
  Other noncurrent assets................     3,822        (2,080)(d)     1,742                      1,742
                                            -------                     -------                    -------
  Total assets...........................   $32,320                     $32,672                    $41,795
                                            =======                     =======                    =======

Liabilities and Stockholders' Equity:
  Notes payable to related parties,
     current maturities..................   $ 3,097        (1,310)(a)   $ 1,825       (1,825)(g)   $    --
                                                             (287)(b)
                                                              325(f)
  Accounts payable related parties.......     3,864        (3,137)(a)       727                        727
  Other current liabilities..............     4,028           965(d)      4,993                      4,993
                                            -------                     -------                    -------
          Total current liabilities......    10,989                       7,545                      5,720
  Notes payable to related parties, net
     of current maturities...............     7,245        (7,245)(b)        --                         --
                                            -------                     -------                    -------
          Total liabilities..............    18,234                       7,545                      5,720
                                            -------                     -------                    -------
  Common stock...........................        40                          40           10(g)         51
                                                                                           1(h)
  Paid-in capital........................     4,687         5,123(a)      9,810       10,938(g)     21,347
                                                                                         599(h)
  Retained earnings......................    12,379         3,119(d)     15,498                     15,498
  Receivable from Parent.................    (2,799)        2,799(c)         --                         --
  Cumulative foreign currency translation
     adjustments.........................      (221)                       (221)                      (221)
  Restricted stock.......................        --                          --         (600)(h)      (600)
                                            -------                     -------                    -------
          Total stockholders' equity.....    14,086                      25,127                     36,075
                                            -------                     -------                    -------
  Total liabilities and stockholders'
     equity..............................   $32,320                     $32,672                    $41,795
                                            =======                     =======                    =======

---------------

 (a) Reflects the contribution to equity by OYO U.S.A. of $4,447 of amounts owed by the Company plus a cash contribution of $676.

 (b) Reflects the repayment of $7,532 of long-term indebtedness to OYO U.S.A.

 (c) Reflects the collection by the Company of a $2,799 receivable due from OYO U.S.A. (classified as a reduction of stockholders' equity in the consolidated balance sheet).

 (d) Reflects the collection of $6,164 of outstanding notes receivable from Grant Geophysical, Inc. ("Grant") net of a $965 purchase credit concession issued by the Company to Grant and the related adjustment to deferred income tax of $2,080. The carrying value of such notes on the June 30, 1997 consolidated balance sheet was zero.

 (e) Reflects the purchase of land and buildings from affiliates of OYO Japan for $2,432.

 (f) Reflects incremental borrowings by the Company under its credit lines to fund the net impact of the transactions referred to in notes (a), (b), (c),
     (d) and (e) above.

 (g) Reflects the issuance of 1,000 shares of the Company's common stock in the Offering (based on an assumed initial public offering price of $12 per share) and the application of such proceeds, net of related offering costs of $1,052, to reduce outstanding indebtedness.

 (h) Reflects the pro forma adjustment resulting from the issuance of 50 shares of restricted common stock as awards to certain employees under the 1997 Key Employee Stock Option Plan. These executive officers will not be required to make any payment for the restricted stock awards, which vest over four years in 25% increments.

               UNAUDITED PRO FORMA CONDENSED STATEMENT OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                 YEAR ENDED SEPTEMBER 30, 1996            NINE MONTHS ENDED JUNE 30, 1997
                             --------------------------------------    --------------------------------------
                                           OFFERING      PRO FORMA                   OFFERING      PRO FORMA
                             HISTORICAL   ADJUSTMENTS   AS ADJUSTED    HISTORICAL   ADJUSTMENTS   AS ADJUSTED
                             ----------   -----------   -----------    ----------   -----------   -----------
Sales......................   $30,878                     $30,878       $30,572                     $30,572
Cost of sales..............    17,278                      17,278        16,706                      16,706
                              -------                     -------       -------                     -------
Gross profit...............    13,600                      13,600        13,866                      13,866
Selling, general and
  administrative...........     6,729         150(a)        6,879         6,349         112(a)        6,461
Other operating expenses...     4,819                       4,819         1,639                       1,639
                              -------                     -------       -------                     -------
Operating income...........     2,052                       1,902         5,878                       5,766
Other income (expense):
  Interest expense.........      (402)        402(b)           --          (443)        443(b)           --
  Interest income..........       137                         137            72                          72
  Other, net...............      (201)                       (201)          257                         257
                              -------                     -------       -------                     -------
Income before income
  taxes....................     1,586                       1,838         5,764                       6,095
Provision for income
  taxes....................       577          91(c)          668         2,317         132(c)        2,449
                              -------                     -------       -------                     -------
Net income.................   $ 1,009                     $ 1,170       $ 3,447                     $ 3,646
                              =======                     =======       =======                     =======
Income per share...........   $  0.25                     $  0.28       $  0.86                     $  0.87
                              =======                     =======       =======                     =======
Weighted average shares
  outstanding..............     4,000                       4,176(d)      4,000                       4,202(d)

---------------

 (a) Reflects pro forma compensation expense resulting from the issuance of 50 shares of restricted common stock awards to certain employees under the 1997 Key Employee Stock Option Plan. These executive officers will not be required to make any payment for the restricted stock awards, which vest over four years in 25% increments.

 (b) Reflects the pro forma reduction in interest expense resulting from the application of proceeds from the Offering to repay outstanding indebtedness.

 (c) Reflects pro forma federal and state income taxes resulting from the pro forma adjustments described in pro forma notes (a) and (b) above.

 (d) Pro forma weighted average shares outstanding reflect the issuance of 126 shares in 1996 and 152 shares in 1997, the net proceeds of which would have been used to repay debt, and 50 shares of restricted stock awards described in note (a) above.

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors
OYO Geospace Corporation and Subsidiaries:

     We have audited the accompanying consolidated balance sheets of OYO Geospace Corporation (a wholly-owned subsidiary of OYO Corporation U.S.A.) and Subsidiaries as of September 30, 1995 and 1996, and the related combined and consolidated statements of operations, stockholder's equity and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OYO Geospace Corporation and Subsidiaries as of September 30, 1995 and 1996, and the combined and consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

     As discussed in Note 1, the accompanying financial statements exclude the accounts of TrueTime, Inc., formerly a wholly-owned subsidiary that was distributed to OYO Corporation U.S.A. on September 30, 1997.

                                          COOPERS & LYBRAND L.L.P.

Houston, Texas
December 6, 1996, except for the
  fourth paragraph above as to which
  the date is September 30, 1997

                   OYO GEOSPACE CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                     ASSETS

                                                             AS OF SEPTEMBER 30,
                                                             --------------------    AS OF JUNE 30,
                                                               1995        1996           1997
                                                             --------    --------    --------------
                                                                                      (UNAUDITED)
Current assets:
  Cash and cash equivalents................................   $   953     $   780       $   984
  Receivables:
     Trade accounts and current portion of notes, net of
       allowance of $1,086, $1,064 and $554................     5,934       5,566         8,117
     Related parties.......................................       458         179           380
  Inventories..............................................    11,108      12,864        14,622
  Deferred income tax......................................       871         962           996
  Prepaid expenses and other...............................       142          92           172
                                                              -------     -------       -------
          Total current assets.............................    19,466      20,443        25,271
Rental equipment, net......................................     1,220       1,279         1,959
Property, plant and equipment, net.........................     1,661       2,746         3,227
Trade notes receivable -- long-term portion................       599          --            85
Goodwill, net of accumulated amortization of $217, $249 and
  $273.....................................................     1,070       1,038         1,014
Deferred income tax........................................       183         713           713
Other assets...............................................        60          53            51
                                                              -------     -------       -------
          Total assets.....................................   $24,259     $26,272       $32,320
                                                              =======     =======       =======

                               LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
  Notes payable to related parties, current maturities.....   $ 2,932     $ 3,124       $ 3,097
  Accounts payable:
     Trade.................................................     1,037         607         1,018
     Related parties.......................................     3,626       3,685         3,864
  Accrued expenses.........................................     2,403       1,931         2,555
  Income tax payable.......................................       202         378           455
                                                              -------     -------       -------
          Total current liabilities........................    10,200       9,725        10,989
Notes payable to related parties, net of current
  maturities...............................................     7,818       7,919         7,245
                                                              -------     -------       -------
          Total liabilities................................    18,018      17,644        18,234
Commitments and contingencies
Stockholder's equity:
  Common stock, $.01 par value, 20,000 shares authorized,
     4,000 shares issued and outstanding...................        40          40            40
  Preferred stock, 1,000 shares authorized, no shares
     issued and outstanding................................        --          --            --
  Additional paid-in capital...............................     4,687       4,687         4,687
  Retained earnings........................................     8,039       8,932        12,379
  Receivable from Parent...................................    (6,195)     (4,746)       (2,799)
  Cumulative foreign currency translation adjustments......      (330)       (285)         (221)
                                                              -------     -------       -------
          Total stockholder's equity.......................     6,241       8,628        14,086
                                                              -------     -------       -------
          Total liabilities and stockholder's equity.......   $24,259     $26,272       $32,320
                                                              =======     =======       =======

   The accompanying notes are an integral part of the consolidated financial statements.

                   OYO GEOSPACE CORPORATION AND SUBSIDIARIES

               COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                        NINE MONTHS ENDED
                                                    YEAR ENDED SEPTEMBER 30,                 JUNE 30,
                                              ------------------------------------   ------------------------
                                                 1994         1995         1996         1996          1997
                                              ----------   ----------   ----------   -----------   ----------
                                                                                           (UNAUDITED)
Sales.......................................  $   29,072   $   32,615   $   30,878   $   23,094    $   30,572
Cost of sales...............................      15,690       18,909       17,278       13,730        16,706
                                              ----------   ----------   ----------   ----------    ----------
Gross profit................................      13,382       13,706       13,600        9,364        13,866
Operating expenses:
  Selling, general and administrative
    expenses................................       6,035        5,854        6,729        4,984         6,349
  Research and development expenses.........       1,697        1,988        1,959        1,400         1,521
  Bad debt expense..........................          73        1,013        2,860        2,427           118
  Writedown of investment in foreign joint
    venture.................................       1,712           --           --           --            --
                                              ----------   ----------   ----------   ----------    ----------
         Total operating expenses...........       9,517        8,855       11,548        8,811         7,988
                                              ----------   ----------   ----------   ----------    ----------
Income from operations......................       3,865        4,851        2,052          553         5,878
                                              ----------   ----------   ----------   ----------    ----------
Other income (expense):
  Interest expense..........................        (388)        (452)        (402)        (284)         (443)
  Interest income...........................         155          177          137           91            72
  Withdrawn public offering costs...........          --         (597)        (358)        (358)           --
  Other, net................................         138          (59)         157           45           257
                                              ----------   ----------   ----------   ----------    ----------
         Total other income (expense),
           net..............................         (95)        (931)        (466)        (506)         (114)
                                              ----------   ----------   ----------   ----------    ----------
Income before provision for income taxes....       3,770        3,920        1,586           47         5,764
Provision for income taxes..................       1,487        1,579          577           19         2,317
                                              ----------   ----------   ----------   ----------    ----------
Net income..................................  $    2,283   $    2,341   $    1,009   $       28    $    3,447
                                              ==========   ==========   ==========   ==========    ==========
Net income per share........................  $      .57   $      .59   $      .25   $      .01    $      .86
                                              ==========   ==========   ==========   ==========    ==========
Weighted average shares outstanding as
  restated for stock split..................       4,000        4,000        4,000        4,000         4,000

  The accompanying notes are an integral part of the combined and consolidated financial statements.

                   OYO GEOSPACE CORPORATION AND SUBSIDIARIES

          COMBINED AND CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
             FOR THE YEARS ENDED SEPTEMBER 30, 1994, 1995 AND 1996
                                 (IN THOUSANDS)

                                                                                          CUMULATIVE
                                                                                            FOREIGN
                                    COMMON STOCK     ADDITIONAL              RECEIVABLE    CURRENCY
                                   ---------------    PAID-IN     RETAINED      FROM      TRANSLATION
                                   SHARES   AMOUNT    CAPITAL     EARNINGS     PARENT     ADJUSTMENTS   TOTAL
                                   ------   ------   ----------   --------   ----------   -----------   ------
Net assets, October 1, 1993......     --    $  --      $5,468     $ 3,415     $(1,802)      $  (340)    $6,741
Net income.......................     --       --          --       2,283          --            --      2,283
Distributions....................     --       --        (741)         --          --            --       (741)
Increase in receivable from
  Parent.........................     --       --          --          --      (4,895)           --     (4,895)
Foreign currency translation
  adjustments....................     --       --          --          --          --            11         11
Issuance of common stock upon
  formation of Company (restated
  for stock split)...............  4,000       40         (40)         --          --            --         --
                                   -----    ------     ------     -------     -------       -------     ------
Stockholder's equity, September
  30, 1994.......................  4,000       40       4,687       5,698      (6,697)         (329)     3,399
Net income.......................     --       --          --       2,341          --            --      2,341
Increase in receivable from
  Parent.........................     --       --          --          --         502            --        502
Foreign currency translation
  adjustments....................     --       --          --          --          --            (1)        (1)
                                   -----    ------     ------     -------     -------       -------     ------
Stockholder's equity, September
  30, 1995.......................  4,000       40       4,687       8,039      (6,195)         (330)     6,241
Net income.......................     --       --          --       1,009          --            --      1,009
Distribution to Parent...........     --       --          --        (116)         --            --       (116)
Decrease in receivable from
  Parent.........................     --       --          --          --       1,449            --      1,449
Foreign currency translation
  adjustments....................     --       --          --          --          --            45         45
                                   -----    ------     ------     -------     -------       -------     ------
Stockholder's equity, September
  30, 1996.......................  4,000    $  40      $4,687     $ 8,932     $(4,746)      $  (285)    $8,628
                                   =====    ======     ======     =======     =======       =======     ======

  The accompanying notes are an integral part of the combined and consolidated financial statements.

                   OYO GEOSPACE CORPORATION AND SUBSIDIARIES

               COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                 NINE MONTHS
                                                                                    ENDED
                                                    YEAR ENDED SEPTEMBER 30,      JUNE 30,
                                                    ------------------------   ---------------
                                                     1994     1995     1996     1996     1997
                                                    ------   ------   ------   ------   ------
                                                                                 (UNAUDITED)
Cash flows from operating activities:
  Net income......................................  $2,283   $2,341   $1,009   $   28   $3,447
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Deferred income tax..........................       2        8     (621)     (51)     (34)
     Depreciation and amortization................   1,009      891    1,025      781    1,124
     Gain on disposal of rental equipment and
       property, plant and equipment..............    (123)     (81)    (139)     (29)    (147)
     Bad debt expense.............................      73    1,013    2,860    2,427      118
     Writedown of investment in foreign joint
       venture....................................   1,712       --       --       --       --
     Effects of changes in operating assets and
       liabilities:
       Accounts and notes receivable..............     297   (3,281)  (1,314)    (600)  (2,953)
       Inventories................................  (1,101)  (2,371)  (1,523)    (529)  (1,758)
       Prepaid expenses and other assets..........      44     (113)     107      (11)     (80)
       Accounts payable...........................     677    2,922     (622)     106      590
       Accrued expenses...........................   1,170     (193)    (473)     (72)     624
       Income tax payable.........................     398     (327)     176     (170)      77
                                                    ------   ------   ------   ------   ------
          Net cash provided by operating
            activities............................   6,441      809      485    1,880    1,008
                                                    ------   ------   ------   ------   ------
Cash flows from investing activities:
  Proceeds from sale of rental equipment and
     property, plant and equipment................     548      325    1,087      103      595
  Capital expenditures............................  (1,470)  (1,391)  (2,063)  (1,852)  (2,709)
  Purchase of subsidiary, net of cash acquired....  (1,030)      --     (968)      --       --
                                                    ------   ------   ------   ------   ------
          Net cash used in investing activities...  (1,952)  (1,066)  (1,944)  (1,749)  (2,114)
                                                    ------   ------   ------   ------   ------
Cash flows from financing activities:
  Proceeds received from notes payable to related
     parties......................................   2,120      489    2,500       --    1,500
  Principal payments on notes payable to related
     parties......................................  (1,187)    (659)  (2,622)  (1,121)  (2,201)
  Distribution to Parent..........................      --       --     (116)    (116)      --
  Decrease (increase) in receivable from Parent...  (4,895)     502    1,449    1,586    1,947
                                                    ------   ------   ------   ------   ------
          Net cash provided by (used in) financing
            activities............................  (3,962)     332    1,211      349    1,246
                                                    ------   ------   ------   ------   ------
Effect of exchange rate changes on cash...........      (1)     (61)      75       41       64
                                                    ------   ------   ------   ------   ------
Increase (decrease) in cash and cash
  equivalents.....................................     526       14     (173)     521      204
Cash and cash equivalents, beginning of period....     413      939      953      953      780
                                                    ------   ------   ------   ------   ------
Cash and cash equivalents, end of period..........  $  939   $  953   $  780   $1,474   $  984
                                                    ======   ======   ======   ======   ======

                 The accompanying notes are an integral part of
              the combined and consolidated financial statements.

                   OYO GEOSPACE CORPORATION AND SUBSIDIARIES

            NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  The Company

     OYO Geospace Corporation ("OYO") is a wholly-owned subsidiary of OYO Corporation U.S.A. (the "Parent"). The Parent is a wholly-owned subsidiary of OYO Corporation, a Japanese corporation ("OYO Japan"). OYO was formed in 1994, and effective September 30, 1994, the Parent transferred its investments in various wholly-owned subsidiaries to OYO. Through its subsidiaries, OYO designs, manufactures and distributes instruments and equipment used primarily in the acquisition and processing of seismic data in the oil and gas industry.

     Effective September 30, 1997, in anticipation of a proposed initial public offering of common stock, OYO distributed to the Parent its investment in TrueTime, Inc. ("TrueTime"), a business segment that comprised the design, manufacturing and distribution of precision time and frequency instruments. TrueTime has separate management, operating facilities and administrative functions, and none of its operating assets were retained. Accordingly, the accompanying combined and consolidated financial statements exclude the accounts of TrueTime for all periods presented. The results of operations applicable to TrueTime that have been excluded from the accompanying financial statements are as follows:

                                                             YEAR ENDED SEPTEMBER 30,
                                                             ------------------------
                                                             1994     1995      1996
                                                             ----    ------    ------
Net income.................................................  $258    $1,179    $1,157
Income per share...........................................  $.06    $  .29    $  .29

     OYO and its subsidiaries, exclusive of TrueTime, are referred to collectively as "OYO Geospace" or the "Company". The Company operates as a single business segment. The significant accounting policies followed by the Company are summarized below.

  Basis of Presentation

     The accompanying financial statements of the Company present the combined accounts of the seismic equipment manufacturing operations of the Parent for the year ended September 30, 1994, and the consolidated financial statements of the Company for subsequent periods. Intercompany balances and transactions, except those between the Company and TrueTime, have been eliminated.

  Unaudited Interim Consolidated Financial Statements

     The consolidated financial statements for the nine months ended June 30, 1996 and 1997, have been prepared from the Company's books and records without audit. In the opinion of management, all adjustments, consisting only of normal recurring items considered necessary for a fair presentation for the periods indicated, have been included.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                   OYO GEOSPACE CORPORATION AND SUBSIDIARIES

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  Cash and Cash Equivalents

     The Company considers all highly liquid debt securities purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

  Concentrations of Credit Risk

     The Company sells products to customers throughout the United States and various foreign countries. The Company's normal credit terms for trade receivables are 30 days. In certain situations, credit terms may be extended to 60 days. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Additionally, the Company provides long-term financing in the form of promissory notes when competitive conditions require such financing. Allowances are maintained for potential credit losses. One customer accounted for a substantial portion of the Company's notes receivable (see Note 4).

  Inventories

     Inventories are stated at the lower of cost (as determined by the first-in, first-out method) or market. A single company is the sole supplier of a key component of the Company's line of wide-body thermal plotters.

  Property, Plant and Equipment and Rental Equipment

     Property, plant and equipment and rental equipment are stated at cost. Depreciation expense is provided by straight-line and accelerated methods over the following estimated useful lives:

                                                               YEARS
                                                              -------
Rental equipment............................................    3-5
Property, plant and equipment:
  Machinery and equipment...................................   3-10
  Buildings.................................................     25
  Other.....................................................   5-10

     Expenditures for renewals and betterments are capitalized. Repairs and maintenance are charged to expense as incurred. The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and any gain or loss thereon is reflected in operations.

  Revenue Recognition

     Revenue is primarily derived from the sale, short-term rental under operating lease and service of seismic instruments and equipment. Revenue is recognized when the products are shipped, the rentals occur or the service is performed.

  Foreign Currency Gains and Losses

     The assets and liabilities of foreign subsidiaries have been translated to U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations have been translated using the average exchange rates during the year. Resulting translation adjustments have been recorded as a separate component of stockholder's equity as "Cumulative Foreign Currency Translation Adjustments." Foreign currency transaction gains and losses are included in the consolidated statement of operations as they occur.

                   OYO GEOSPACE CORPORATION AND SUBSIDIARIES

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  Income Taxes

     The Company joins in the consolidated U.S. income tax return of the Parent. Federal income taxes are provided as if a separate income tax return was filed. Foreign subsidiaries file separate income tax returns in the applicable foreign jurisdictions.

     The Company follows the liability method of accounting for income taxes whereby deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

  Research and Development Costs

     Research and development costs are expensed as incurred.

  Goodwill

     Goodwill represents the excess of the purchase price of purchased subsidiaries over the estimated fair value of the net assets at the date of acquisition. Goodwill is amortized using the straight-line method over 40 years. The Company reviews the carrying value of goodwill to determine whether there has been an impairment since the date of acquisition by comparing the book value of those assets to the anticipated future undiscounted cash flows of those businesses or transactions which gave rise to the assets. If such undiscounted cash flows are less than the book value of the asset, such asset is written down to fair value.

  Product Warranties

     The Company sells products under warranties generally ranging from 1 year to 3 years. The estimated future cost under existing warranties has been provided for in the accompanying consolidated financial statements.

  Financial Instruments

     Financial instrument of the Company consist of cash and cash equivalents and amounts receivable and payable. The fair value of financial instruments approximates the amounts reported in the accompanying consolidated financial statements.

  Recent Accounting Pronouncements

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128"). SFAS 128 changes the computation of earnings per share and requires dual presentation of basic and diluted earnings per share. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. SFAS 128 is not expected to have a material impact on earnings per share.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. It requires (a) classification of the components of other comprehensive income by their nature in a financial statement and (b) the display of the accumulated balance of the other comprehensive income separate from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS 130 is effective for years beginning after December 15, 1997 and is not expected to have a material impact on financial position or results of operations.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for reporting information about operating segments in annual financial statements and requires selected

                   OYO GEOSPACE CORPORATION AND SUBSIDIARIES

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company has not determined the impact of SFAS 131 on its financial reporting practices.

2. RELATED PARTY ACQUISITION:

     In May 1996, the Company purchased all of the outstanding common stock of OYO UK Limited and OYO Investment UK Limited from OYO Japan for $1,567 in cash. OYO UK Limited and OYO Investment UK Limited are incorporated in the United Kingdom and are referred to collectively as "OYO UK". The operations of OYO UK consist primarily of sales of the Company's products in foreign markets. The net assets of OYO UK are included in the accompanying consolidated financial statements subsequent to the acquisition date at historical cost in a manner similar to a pooling of interests since OYO UK and the Company are under common control. The purchase price paid exceeded the historical cost of OYO UK's net assets by $116 and such excess has been recorded as a distribution to the Parent in the accompanying consolidated financial statements. The results of operations of OYO UK are included in the accompanying consolidated statement of operations beginning January 1, 1996. The results of operations of OYO UK for the year ended September 30, 1995, and for the period from October 1, 1995 through December 31, 1995, were immaterial.

3. INVENTORIES:

     Inventories consisted of the following:

                                                              AS OF SEPTEMBER 30,
                                                              --------------------
                                                                1995        1996
                                                              --------    --------
Finished goods and subcomponents............................   $ 2,780     $ 2,964
Work in process.............................................     1,992       2,143
Raw materials...............................................     6,336       7,757
                                                               -------     -------
                                                               $11,108     $12,864
                                                               =======     =======

4. NOTES RECEIVABLE:

     Notes receivable from customers consisted of the following:

                                                                  AS OF
                                                              SEPTEMBER 30,
                                                              --------------
                                                               1995     1996
                                                              ------    ----
Notes receivable with a customer under term and line of
  credit agreements, net of deferred interest and allowance
  for doubtful accounts, with various terms as described
  below.....................................................  $  436    $ --
Various notes receivable from customers bearing interest
  ranging from 8% per year to 12% per year, payable in
  monthly installments with final installments ranging from
  April 1997 to December 1997...............................   1,205     532
                                                              ------    ----
                                                               1,641     532
Current maturities included in current trade accounts
  receivable................................................  (1,042)   (532)
                                                              ------    ----
                                                              $  599    $ --
                                                              ======    ====

     Notes receivable with a customer under term and line of credit agreements consist of two promissory notes with the following terms:

          Term Note -- In fiscal 1992, the Company provided $5,000 under a line of credit sales agreement to finance sales to the customer, bearing interest at 12%. Interest and principal was payable monthly with principal payments based on 5% of the outstanding balance as of the end of the previous month. During the months of August 1993 through January 1994, the Company temporarily modified the terms by

                   OYO GEOSPACE CORPORATION AND SUBSIDIARIES

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     lowering the monthly principal payments to 2.5% of the outstanding balance as of the end of the previous month. In December 1995, the line of credit was terminated and the outstanding balance at termination of $3,416 was converted into a term loan, bearing interest at 12% per year, and payable in 48 monthly installments of $90, including interest, commencing January 16, 1996. The Company recorded a provision for loss of $1,500 as of September 30, 1992, on the note receivable as a result of various defaults by the customer. In addition, interest income has not been recognized for periods subsequent to September 30, 1992. As of September 30, 1996, the customer was in default of the term note agreement for failure to make scheduled principal and interest payments.

          Line of Credit -- In January 1996, the Company provided $3,000 under a line of credit sales agreement, bearing interest at LIBOR + 3% and maturing on September 30, 1996. At September 30, 1996, the customer was in default for failure to make scheduled interest payments and failure to repay the outstanding balance at maturity.

     On December 6, 1996, the customer filed for protection under Chapter 11 of the bankruptcy code. The Company believed there was substantial doubt regarding the ability to recover any amounts on the notes receivable with the customer. Accordingly, a provision for loss of $2,834 was recorded as of September 30, 1996, to reduce the combined carrying balance of the term and line of credit notes receivable to zero. Following is an analysis of combined activity with respect to the term and line of credit notes receivable:

                                                          YEAR ENDED SEPTEMBER 30,
                                                        -----------------------------
                                                         1994       1995       1996
                                                        -------    -------    -------
Contractual balance, beginning of period..............  $ 3,581    $ 3,355    $ 3,229
Sales to the customer.................................    1,077      1,229      2,862
Interest income added to principal....................      455        420        567
Payments received.....................................   (1,758)    (1,775)      (463)
                                                        -------    -------    -------
Contractual balance, end of period....................    3,355      3,229      6,195
Allowance for loss....................................   (1,500)    (1,500)    (4,334)
Interest income deferred..............................     (872)    (1,293)    (1,861)
                                                        -------    -------    -------
Balance as reported, end of period....................  $   983    $   436    $    --
                                                        =======    =======    =======

5. RENTAL EQUIPMENT:

     Rental equipment consisted of the following:

                                                              AS OF SEPTEMBER 30,
                                                              --------------------
                                                                1995        1996
                                                              --------    --------
Geophones and related products..............................    $3,982      $3,356
Accumulated depreciation....................................    (2,762)     (2,077)
                                                                ------      ------
                                                                $1,220      $1,279
                                                                ======      ======

                   OYO GEOSPACE CORPORATION AND SUBSIDIARIES

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

6. PROPERTY, PLANT AND EQUIPMENT:

     Property, plant and equipment consisted of the following:

                                                              AS OF SEPTEMBER 30,
                                                              -------------------
                                                                1995       1996
                                                              --------   --------
Land........................................................   $    13    $   422
Buildings...................................................       184        504
Machinery and equipment.....................................     3,372      4,325
Furniture and fixtures......................................       391        416
Transportation equipment....................................       158        183
Tools and molds.............................................       521        603
Leasehold improvements......................................       294        320
                                                               -------    -------
                                                                 4,933      6,773
Accumulated depreciation and amortization...................    (3,272)    (4,027)
                                                               -------    -------
                                                               $ 1,661    $ 2,746
                                                               =======    =======

7. INVESTMENT IN FOREIGN JOINT VENTURE:

     The Company entered into a joint venture agreement in 1990 with Geophyspribor Ufa Production Association (Russia), Vostok Cooperative Bank (Russia) and Chori Company Ltd. (Japan) to form Oyo-Geo Impulse, Ltd. (the "Joint Venture"), a joint venture formed under the Soviet Laws of Joint Enterprises, for the purpose of producing and marketing geophones and geophone related products in Russia. Through September 30, 1994, the Company had contributed cash, production equipment, computer software, technology, production training and technical support valued at $1,712 to the Joint Venture for a 42% ownership share. Although the Company is under no obligation, it may, at the discretion of management, provide additional financial support to the foreign joint venture.

     The Company's investment in the Joint Venture is accounted for using the equity method. Since Russia has a highly inflationary economy, the financial statements of the Joint Venture are prepared using the U.S. dollar as the functional currency. As such, translation gains and losses resulting from the remeasurement of ruble-based financial information into the functional currency are included in results of operations of the Joint Venture. During the year ended September 30, 1994, the Company's investment suffered an other than temporary impairment as a result of the devaluation of the ruble and uncertainties regarding the Company's ability to recover its investment. Accordingly, the investment was written down to zero by a charge to operations of $1,712 during the year ended September 30, 1994. Summarized financial information of the Joint Venture is not provided due to the insignificance of
(1) the Company's investment in relation to the Company's total assets, (2) the Company's proportionate share of total assets of the Joint Venture in relation to the Company's total assets, and (3) the Company's equity in the operating results of the Joint Venture in relation to the Company's income before income taxes.

                   OYO GEOSPACE CORPORATION AND SUBSIDIARIES

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

8. NOTES PAYABLE TO RELATED PARTIES:

     Notes payable to related parties consisted of the following:

                                                              AS OF SEPTEMBER 30,
                                                              --------------------
                                                                1995        1996
                                                              --------    --------
Outstanding borrowings under bank lines of credit of the
  Parent, bearing interest at a weighted average rate of
  6.42% and 6.04% at September 30, 1995 and 1996,
  respectively, principal and interest payable at various
  dates from February 1997 through June 1997................   $ 2,610     $ 2,810
$6,950 line of credit from OYO Japan, bearing interest at
  3.25% per year, interest payable quarterly, principal due
  on demand, collateralized by substantially all of the
  assets of the Company.....................................     6,950       6,950
$2,800 line of credit from OYO Japan, payable in 20
  semi-annual installments of $140, plus interest due
  quarterly at 3.25% per year, collateralized by
  substantially all of the assets of the Company............     1,120         840
Note payable to the Parent, bearing interest at 6% per year, principal and interest payable in 20 annual installments,
  collateralized by substantially all of the assets of OYO
  UK........................................................                   416
Note payable to an affiliate, noninterest bearing, payable
  in 120 monthly installments of CDN $787, maturing August
  2000, collateralized by leasehold improvements............        35          27
Other.......................................................        35          --
                                                               -------     -------
                                                                10,750      11,043
Current maturities..........................................    (2,932)     (3,124)
                                                               -------     -------
                                                               $ 7,818     $ 7,919
                                                               =======     =======

9. ACCRUED EXPENSES:

     Accrued expenses consisted of the following:

                                                              AS OF SEPTEMBER 30,
                                                              --------------------
                                                                1995        1996
                                                              --------    --------
Employee bonuses............................................    $  601      $  891
Product warranty............................................       455         202
Compensated absences........................................       273         167
Legal and professional fees.................................       460         150
Other.......................................................       614         521
                                                                ------      ------
                                                                $2,403      $1,931
                                                                ======      ======

10. STOCKHOLDER'S EQUITY:

     The Company participates in the cash management system of the Parent whereby the net cash generated from daily operations is swept to the Parent's concentration account and cash required for daily operations is provided from the Parent's concentration account. There were no terms for interest or repayment on the resulting intercompany balances. At September 30, 1995 and 1996, the Company had a net receivable from the Parent resulting from the cash management system of $6,195 and $4,746, respectively. The receivable from the Parent is presented as a component of stockholder's equity in the accompanying consolidated balance sheet.

                   OYO GEOSPACE CORPORATION AND SUBSIDIARIES

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

11. INCOME TAXES:

     Components of income before income taxes were as follows:

                                                            YEAR ENDED SEPTEMBER 30,
                                                           --------------------------
                                                            1994      1995      1996
                                                           ------    ------    ------
United States............................................  $2,714    $3,341    $  756
Foreign..................................................   1,056       579       830
                                                           ------    ------    ------
                                                           $3,770    $3,920    $1,586
                                                           ======    ======    ======

     The provision for income taxes consisted of the following:

                                                            YEAR ENDED SEPTEMBER 30,
                                                           --------------------------
                                                            1994      1995      1996
                                                           ------    ------    ------
Current:
  Federal................................................  $  797    $1,097    $  707
  Foreign................................................     508       289       321
  State..................................................     180       185       170
                                                           ------    ------    ------
                                                            1,485     1,571     1,198
                                                           ------    ------    ------
Deferred:
  Federal................................................      48       (13)     (376)
  Foreign................................................     (46)       21       (29)
  State..................................................      --        --      (216)
                                                           ------    ------    ------
                                                                2         8      (621)
                                                           ------    ------    ------
                                                           $1,487    $1,579    $  577
                                                           ======    ======    ======

     The differences between the effective tax rate reflected in the total provision for income taxes and the statutory federal tax rate of 34% were as follows:

                                                             YEAR ENDED SEPTEMBER 30,
                                                             ------------------------
                                                              1994      1995     1996
                                                             ------    ------    ----
Provision for U.S. federal income tax at statutory rate....  $1,282    $1,333    $539
Effect of foreign income taxes.............................      68        55      64
State income taxes, net of federal income tax benefit......     119       123     (30)
Nondeductible amortization.................................      14        11      12
Other, net.................................................       4        57      (8)
                                                             ------    ------    ----
                                                             $1,487    $1,579    $577
                                                             ======    ======    ====

                   OYO GEOSPACE CORPORATION AND SUBSIDIARIES

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     Deferred income taxes under the liability method reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred income tax asset were as follows:

                                                              AS OF SEPTEMBER 30,
                                                              --------------------
                                                                1995        1996
                                                              --------    --------
Deferred income tax assets:
  Allowance for doubtful accounts...........................    $  214      $  193
  Allowance for loss and deferred interest on notes
     receivable.............................................       950       1,474
  Inventory.................................................       444         649
  Accrued product warranty..................................       154          69
  Accrued compensated absences..............................        59          51
  Other.....................................................         7         170
                                                                ------      ------
                                                                 1,828       2,606
Deferred income tax liabilities:
  Property, plant and equipment and other...................       774         931
                                                                ------      ------
Net deferred income tax asset...............................    $1,054      $1,675
                                                                ======      ======

     Deferred income taxes as of September 30, 1995 and 1996, are reported as follows in the accompanying consolidated balance sheet:

                                                              AS OF SEPTEMBER 30,
                                                              --------------------
                                                                1995        1996
                                                              --------    --------
Current deferred income tax asset...........................    $  871      $  962
Noncurrent deferred income tax asset........................       183         713
                                                                ------      ------
                                                                $1,054      $1,675
                                                                ======      ======

     Under the liability method, a valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on the Company's historical taxable income record, and the expectation that the deductible temporary differences will reverse during periods in which the Company generates net taxable income or during periods in which losses can be carried back to offset prior year taxes, management believes that the Company will realize the benefit of net deferred tax assets.

     The financial reporting bases of investments in foreign subsidiaries exceeds their tax basis. A deferred tax liability is not recorded for this temporary difference because the investment is essentially permanent. A reversal of the Company's plans to permanently invest in the operations would cause the excess to become taxable. At September 30, 1995 and 1996, the temporary difference related to undistributed earnings for which no deferred taxes have been provided was approximately $1,619 and $1,970, respectively. The determination of the unrecognized deferred tax liability related to the undistributed earnings is not practical.

12. RELATED PARTY TRANSACTIONS:

     Sales to OYO Japan and other affiliated companies, including OYO UK prior to the May 1996 acquisition, were approximately $3,300, $2,005 and $915 during the years ended September 30, 1994, 1995 and 1996, respectively. Purchases of inventory and equipment for resale from OYO Japan were approximately $1,265, $2,802 and $2,875 during the years ended September 30, 1994, 1995 and 1996, respectively.

     The Company leases certain office and manufacturing facilities from affiliates. Total rental expense related to these leases was approximately $213 in each of the years ended September 30, 1994, 1995 and 1996. The Company is responsible for all utilities, property taxes and insurance coverage related to these leases.

                   OYO GEOSPACE CORPORATION AND SUBSIDIARIES

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     Interest expense on the lines of credit from OYO Japan was approximately $345, $272 and $256 during the years ended September 30, 1994, 1995 and 1996, respectively.

13. COMMITMENTS:

  Operating Leases

     The Company leases certain office space and equipment under noncancelable operating leases. The approximate future minimum rental commitments under noncancelable operating leases are as follows:

                        YEAR ENDING
                       SEPTEMBER 30,
                       -------------
   1997.....................................................  $353
   1998.....................................................   337
   1999.....................................................   147
   2000.....................................................    12
                                                              ----
                                                              $849
                                                              ====

     Rent expense was approximately $427, $380 and $366 for the years ended September 30, 1994, 1995 and 1996, respectively.

  Retirement Plan

     The Company's employees are participants in the Parent's 401(k) Retirement Plan (the "Plan"), which covers substantially all eligible employees in the United States. The Plan is a qualified salary reduction plan in which all eligible participants may elect to have a percentage of their compensation contributed to the Plan, subject to certain guidelines issued by the Internal Revenue Service. The Company's share of discretionary contributions was approximately $95, $238 and $174 for the years ended September 30, 1994, 1995 and 1996, respectively.

14. SUPPLEMENTAL CASH FLOW INFORMATION:

     Supplemental cash flow information was as follows:

                                                            YEAR ENDED SEPTEMBER 30,
                                                           --------------------------
                                                            1994      1995      1996
                                                           ------    ------    ------
Cash paid for:
  Interest...............................................  $  377    $  359    $  409
  Income taxes...........................................   1,246     2,616     2,095
Noncash investing activities:
  Equipment and inventory contributed to foreign joint
     venture.............................................     125        --        --

     Assets acquired, other than cash, and liabilities assumed with the May 1996 acquisition of OYO UK totaled $1,633 and $665, respectively.

                   OYO GEOSPACE CORPORATION AND SUBSIDIARIES

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

15. FOREIGN OPERATIONS:

     Summary financial information of the Company's foreign subsidiaries is presented below:

                                                  AS OF AND FOR THE YEAR ENDED SEPTEMBER 30,
                                                 ---------------------------------------------
                                                   1994        1995              1996
                                                 --------    --------    ---------------------
                                                                          UNITED
                                                  CANADA      CANADA      KINGDOM      CANADA
                                                 --------    --------    ---------    --------
Total assets...................................    $4,634      $3,821      $3,237       $4,048
Total liabilities..............................     2,536       1,076       1,783          835
Total stockholder's equity.....................     2,098       2,745       1,454        3,213
Total sales....................................     5,837       4,169       2,167        3,066
Net income (loss)..............................       620         311          (6)         432

     United Kingdom revenue and net income includes the results of OYO UK for the period January 1, 1996 through September 30, 1996.

16. SUBSEQUENT EVENTS (UNAUDITED)

     In conjunction with a planned initial public offering, the Company has filed a registration statement with the Securities and Exchange Commission to offer 2,000 common shares, including 1,000 common shares owned by Parent. The Company and the Parent has each agreed to grant the underwriters options to purchase up to 150 additional common shares (aggregate of 300 shares) to cover over-allotments, if any.

     In anticipation of the planned initial public offering, the board of directors of the Company approved an increase in the authorized shares of the Company's common stock thereby increasing the authorized number of shares to 20,000. In addition, the board of directors approved a 4,000-for-1 common stock split thereby increasing the number of shares owned by Parent to 4,000. Earnings per share information has been computed as if the Company's common stock, giving effect to the stock split, had been outstanding for all periods presented.

     In September 1997, the board of directors approved the 1997 Key Employee Stock Option Plan and the 1997 Non-Employee Director Stock Plan and reserved an aggregate of 500 shares for issuance thereunder. No options have been granted under either plan.

     In September 1997, the Company purchased real estate, consisting of land and buildings used in the Company's operations, from affiliates for approximately $2,432 in cash. The Company previously leased the facilities from the affiliate and incurred rent expense of approximately $213 during each of the years ended September 30, 1994, 1995 and 1996.

     Effective September 30, 1997, the Company declared and distributed a dividend of all of the outstanding common stock of TrueTime to Parent.

     In September 1997, the Company settled various intercompany balances with Parent and OYO Japan as follows:

     -- Paid $7,532 to OYO Japan to retire the outstanding balance on the line of credit plus accrued interest.

     -- Collected the intercompany receivable from the Parent with a balance at June 30, 1997, of $2,799 plus interest credited on the outstanding balance during the period from June 30, 1994 through June 30, 1997 in the amount of $676. The collection of interest was recorded as a capital contribution.

     -- Received a capital contribution totaling $4,447 consisting of various obligations owed to the Parent.

                   OYO GEOSPACE CORPORATION AND SUBSIDIARIES

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     In September 1997, the Company sold the secured portion of delinquent installment and term notes receivable with a customer for $6,164 in cash. The Company is required to provide purchase credit concessions on future sales to the customer in the amount of $965. The cash collection, net of the future sales credits, was recorded as a bad debt recovery and interest income.

     In September 1997, the Company entered into uncommitted, unsecured line of credit agreements with banks in the aggregate amount of $13,000. Outstanding borrowings bear interest at the prime rate.

===============================================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     3
Risk Factors..........................     8
The Company...........................    13
Use of Proceeds.......................    14
Dividend Policy.......................    14
Dilution..............................    14
Capitalization........................    15
Selected Financial Data...............    16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    17
Business..............................    21
Management............................    30
Relationship With OYO Japan and
  Related Transactions................    35
Security Ownership of Management and
  Principal Stockholder...............    36
Selling Stockholder...................    37
Description of Capital Stock..........    37
Shares Eligible for Future Sale.......    39
Underwriting..........................    41
Legal Matters.........................    42
Experts...............................    42
Available Information.................    42
Glossary..............................    43
Index to Financial Statements.........   F-1

  UNTIL             , 1997 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

================================================================================



================================================================================

                                2,000,000 SHARES

                              [OYO GEOSPACE LOGO]

                                  COMMON STOCK


                            -----------------------

                                   PROSPECTUS

                            -----------------------


                         RAUSCHER PIERCE REFSNES, INC.

                        RAYMOND JAMES & ASSOCIATES, INC.

                                               , 1997

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses in connection with the Offering are:

Securities and Exchange Commission Registration Fee.........  $  9,061
NASD Filing Fee.............................................     3,490
Nasdaq National Market Listing Fee..........................    16,500
Legal Fees and Expenses.....................................   150,000*
Accounting Fees and Expenses................................   100,000*
Blue Sky Fees and Expenses (including legal fees)...........    10,000*
Printing Expenses...........................................    90,000*
Transfer Agent and Registrar Fees...........................    25,000*
Miscellaneous...............................................    20,949*
                                                              --------
          TOTAL.............................................   425,000
                                                              ========

---------------

 * estimated

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Restated Certificate of Incorporation contains a provision that eliminates the personal liability of a director to the Company and its stockholders for monetary damages for breach of his fiduciary duty as a director to the extent currently allowed under the Delaware General Corporation Law. If a director were to breach such duty in performing his duties as a director, neither the Company nor its stockholder could recover monetary damages from the director, and the only course of action available to the Company's stockholders would be equitable remedies, such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty. To the extent certain claims against directors are limited to equitable remedies, the provision in the Company's Restated Certificate of Incorporation may reduce the likelihood of derivative litigation and may discourage stockholders or management from initiating litigation against directors for breach of their fiduciary duty. Additionally, equitable remedies may not be effective in many situations. If a stockholder's only remedy is to enjoin the completion of the Board of Directors' action, the remedy would be ineffective if the stockholder does not become aware of a transaction or event until after it has been completed. In such a situation, it is possible that the stockholders and the Company would have no effective remedy against the directors. Under the Company's Restated Certificate of Incorporation, liability for monetary damages remains for (i) any breach of the duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of an improper dividend or improper repurchase of the Company's stock under Section 174 of the Delaware General Corporation Law or
(iv) any transaction from which the director derived an improper personal benefit. The Company's Restated Certificate of Incorporation further provides that in the event the Delaware General Corporation Law is amended to allow the further elimination or limitation of the liability of directors, then the liability of the Company's directors shall be limited or eliminated to the fullest extent permitted by the amended Delaware General Corporation Law.

     Under the Company's Bylaws, each person who is or was a director or officer of the Company or a subsidiary of the Company, or who serves or served any other enterprise or organization at the request of the Company or a subsidiary of the Company, shall be indemnified by the Company to the full extent permitted by the Delaware General Corporation Law.

     Under Delaware law, to the extent that a person is successful on the merits in defense of a suit or proceeding brought against him by reason of the fact that he is or was a director or officer of the Company, or serves or served any other enterprise or organization at the request of the Company, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred in connection with such action.

     Under Delaware law, to the extent an indemnified person is not successful in defense of a third party civil suit or a criminal suit, or if such suit is settled, such person shall be indemnified against both (i) expenses, including attorneys' fees, and (ii) judgments, fines and amounts paid in settlement if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful, except that if such person is adjudged to be liable in such a suit for negligence or misconduct in the performance of his duty to the Company, he cannot be made whole even for expenses unless the court determines that he is fully and reasonably entitled to indemnity for such expenses.

     The Company intends to obtain insurance to protect officers and directors from certain liabilities, including liabilities against which the corporation cannot indemnify its directors and officers.

     The Company will enter into indemnification agreements with each of the directors of the Company. Pursuant to such agreements, the Company will agree to indemnify and hold each such director harmless to the fullest extent permitted by law, from any loss, damage or liability incurred in the course of his respective service as a director of the Company. The amount paid by the Company is reducible by the amount of insurance paid to or on behalf of such director with respect to any event giving rise to indemnification. Each such director's right to indemnification is to survive his respective death or termination as director.

     The Company's Bylaws provide for the indemnification of its officers and directors and the advancement to them of expenses in connection with proceedings and claims, to the fullest extent permitted under the Delaware General Corporation Law. Such indemnification may be made even though directors and officers would not otherwise be entitled to indemnification under other provisions by the Bylaws.

     The above discussion of the Delaware General Corporation Law and of the Company's Restated Certificate of Incorporation and Bylaws is not intended to be exhaustive and is qualified in its entirety by such statute and the Restated Certificate of Incorporation and Bylaws.

     Reference is made to the form of Underwriting Agreement filed as Exhibit
1.1 to the Registration Statement for certain provisions regarding the indemnification of the Company, its officers and directors and any controlling persons by the Underwriters against certain liabilities for information furnished by the Underwriters.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrants pursuant to the foregoing provisions, the Registrants have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     OYO Geospace Corporation was incorporated in Delaware on September 27, 1994 for the purpose of effecting the Offering. Upon its organization on September 30, 1994, OYO Corporation U.S.A. received 1,000 shares of Common Stock, constituting all the outstanding shares thereof, in exchange for the transfer of shares of the operating subsidiaries of the Company and certain additional assets and liabilities.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits:

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         +1.1            -- Form of Underwriting Agreement.
         *3.1            -- Restated Certificate of Incorporation of the Company.
         *3.2            -- Restated Bylaws of the Company.
         *4.1            -- Form of Common Stock Certificate.

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         *4.2            -- See Exhibits numbered 3.1 and 3.2 for provisions of the
                            Certificate of Incorporation and Bylaws of the Company
                            defining the rights of the holders of Common Stock.
         +5.1            -- Opinion of Fulbright & Jaworski L.L.P.
        *10.1            -- Employment Agreement between the Company and Gary D.
                            Owens.
        *10.2            -- Employment Agreement between the Company and Michael J.
                            Sheen.
        *10.3            -- OYO Geospace Corporation 1997 Key Employee Stock Option
                            Plan.
        +10.4            -- OYO Geospace 1997 Non-Employee Director Stock Plan.
        *10.5            -- Printhead Purchase Agreement dated November 10, 1995
                            between the Company and OYO Corporation.
        *10.6            -- Master Sales Agreement dated November 10, 1995 between
                            the Company and OYO Corporation.
        +10.7            -- Form of Director Indemnification Agreement.
        +10.8            -- Transition Services Agreement, dated September   , 1997
                            between the Company and OYO Corporation U.S.A.
        +10.9            -- Tax Separation Agreement dated           between the
                            Company and OYO Corporation U.S.A.
        *21.1            -- List of subsidiaries of OYO Geospace Corporation.
        *23.1            -- Consent of Coopers & Lybrand L.L.P.
        +23.2            -- Consent of Fulbright & Jaworski L.L.P. (included in
                            Exhibit 5.1).
        *23.3            -- Consent of named director (Thomas L. Davis)
        *23.4            -- Consent of named director (Charles H. Still)
        *24.1            -- Powers of Attorney from certain members of the Board of
                            Directors of the Company (contained on page II-5).
        *27.1            -- Financial Data Schedule

---------------

 * Filed herewith.

 + To be filed by amendment.

(b) Financial Statement Schedules:

     The following financial statement schedule is filed herewith.

        Schedule II -- Valuation and Qualifying Accounts

          All other schedules are omitted as the required information is inapplicable or the information is presented in the Financial Statements or the related Notes.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on September 30, 1997.

                                            OYO Geospace Corporation

                                            By:      /s/ GARY D. OWENS
                                              ----------------------------------
                                                        Gary D. Owens
                                               Chairman of the Board, President
                                                 and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Gary D. Owens and Ernest M. Hall, Jr., and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same and all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                   TITLE                     DATE
                      ---------                                   -----                     ----

                  /s/ GARY D. OWENS                      Chairman of the Board,      September 30, 1997
-----------------------------------------------------      President and Chief
                      Gary D. Owens                         Executive Officer
                                                          (Principal Executive
                                                           Officer), Director

               /s/ THOMAS T. MCENTIRE                    Chief Financial Officer     September 30, 1997
-----------------------------------------------------   (Principal Financial and
                   Thomas T. McEntire                      Accounting Officer)

                   /s/ SATORU OHYA                              Director             September 30, 1997
-----------------------------------------------------
                       Satoru Ohya

               /s/ KATSUHIKO KOBAYASHI                          Director             September 30, 1997
-----------------------------------------------------
                   Katsuhiko Kobayashi

               /s/ ERNEST M. HALL, JR.                          Director             September 30, 1997
-----------------------------------------------------
                   Ernest M. Hall, Jr.

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors
OYO Geospace Corporation:

     Our report on the combined and consolidated financial statements of OYO Geospace Corporation and Subsidiaries as of September 30, 1996 and 1995, and for each of the three years in the period ended September 30, 1996, is included on page F-5 of this Registration Statement. In connection with our audits of such financial statements, we have also audited the related financial statement schedule listed in the index on page S-1 of this Registration Statement.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

                                          COOPERS & LYBRAND L.L.P.

Houston, Texas
December 6, 1996

                                                                     SCHEDULE II

                            OYO GEOSPACE CORPORATION

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                            ADDITIONS
                                         BALANCE     ------------------------                  BALANCE
                                           AT        CHARGED TO     CHARGED                    AT END
                                        BEGINNING    COSTS AND      TO OTHER                     OF
             DESCRIPTION                OF PERIOD     EXPENSES      ACCOUNTS     DEDUCTIONS    PERIOD
             -----------                ---------    ----------    ----------    ----------    -------
YEAR ENDED SEPTEMBER 30, 1994
  Allowance for doubtful accounts on
     accounts and notes receivables...   $1,547        $   73         $ --         $ (19)      $1,601
  Deferred interest on notes
     receivable.......................      417                        455(a)                     872
YEAR ENDED SEPTEMBER 30, 1995
  Allowance for doubtful accounts on
     accounts and notes receivable....    1,601         1,013                        (28)       2,586
  Deferred interest on notes
     receivable.......................      872                        421(a)                   1,293
YEAR ENDED SEPTEMBER 30, 1996
  Allowance for doubtful accounts on
     accounts and notes receivable....    2,586         2,860                        (48)       5,398
  Deferred interest on notes
     receivable.......................    1,293                        568(a)                   1,861

---------------

(a) Deferred interest on notes receivable charged against interest income.

                                 EXHIBIT INDEX

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         +1.1            -- Form of Underwriting Agreement.
         *3.1            -- Restated Certificate of Incorporation of the Company.
         *3.2            -- Restated Bylaws of the Company.
         *4.1            -- Form of Common Stock Certificate.
         *4.2            -- See Exhibits numbered 3.1 and 3.2 for provisions of the
                            Certificate of Incorporation and Bylaws of the Company
                            defining the rights of the holders of Common Stock.
         +5.1            -- Opinion of Fulbright & Jaworski L.L.P.
        *10.1            -- Employment Agreement between the Company and Gary D.
                            Owens.
        *10.2            -- Employment Agreement between the Company and Michael J.
                            Sheen.
        *10.3            -- OYO Geospace Corporation 1997 Key Employee Stock Option
                            Plan.
        +10.4            -- OYO Geospace 1997 Non-Employee Director Stock Plan.
        *10.5            -- Printhead Purchase Agreement dated November 10, 1995
                            between the Company and OYO Corporation.
        *10.6            -- Master Sales Agreement dated November 10, 1995 between
                            the Company and OYO Corporation.
        +10.7            -- Form of Director Indemnification Agreement.
        +10.8            -- Transition Services Agreement, dated September   , 1997
                            between the Company and OYO Corporation U.S.A.
        +10.9            -- Tax Separation Agreement dated           between the
                            Company and OYO Corporation U.S.A.
        *21.1            -- List of subsidiaries of OYO Geospace Corporation.
        *23.1            -- Consent of Coopers & Lybrand L.L.P.
        +23.2            -- Consent of Fulbright & Jaworski L.L.P. (included in
                            Exhibit 5.1).
        *23.3            -- Consent of named director (Thomas L. Davis)
        *23.4            -- Consent of named director (Charles H. Still)
        *24.1            -- Powers of Attorney from certain members of the Board of
                            Directors of the Company (contained on page II-5).
        *27.1            -- Financial Data Schedule

---------------

 * Filed herewith.

 + To be filed by amendment.